Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

BIOMIMETIC THERAPEUTICS, INC.,

WRIGHT MEDICAL GROUP, INC.,

ACHILLES MERGER SUBSIDIARY, INC.

AND

ACHILLES ACQUISITION SUBSIDIARY, LLC

Dated as of November 19, 2012

This copy of the Agreement and Plan of Merger is filed as an exhibit to this Current Report on Form 8-K to provide information regarding its terms and it is not intended to modify or supplement any factual disclosures about Wright Medical Group, Inc. in its public reports filed with the SEC. In particular, the Agreement and Plan of Merger is not intended to be, and should not be relied upon as, disclosure regarding any facts and circumstances relating to Wright Medical Group, Inc. The Agreement and Plan of Merger includes representations, warranties and covenants of BioMimetic Therapeutics, Inc., Wright Medical Group, Inc., Achilles Merger Subsidiary, Inc. and Achilles Acquisition Subsidiary, LLC made solely for the benefit of the parties to the Agreement and Plan of Merger. The assertions embodied in those representations and warranties were made solely for purposes of the contract among BioMimetic Therapeutics, Inc., Wright Medical Group, Inc., Achilles Merger Subsidiary, Inc. and Achilles Acquisition Subsidiary, LLC and may be subject to important qualifications and limitations agreed to by BioMimetic Therapeutics, Inc., Wright Medical Group, Inc., Achilles Merger Subsidiary, Inc. and Achilles Acquisition Subsidiary, LLC in connection with the negotiated terms. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to Wright Medical Group, Inc.’s SEC filings or may have been used for purposes of allocating risk among BioMimetic Therapeutics, Inc., Wright Medical Group, Inc., Achilles Merger Subsidiary, Inc. and Achilles Acquisition Subsidiary, LLC rather than establishing matters as facts. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts of BioMimetic Therapeutics, Inc., Wright Medical Group, Inc., Achilles Merger Subsidiary, Inc. and Achilles Acquisition Subsidiary, LLC or any of their respective subsidiaries or affiliates.

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7.9	Stock Exchange Delisting; Deregistration of Stock	60
7.10	Publicity	60
7.11	Employee Benefits Matters	61
7.12	Indemnification; Directors’ and Officers’ Insurance	63
7.13	Expenses	64
7.14	Takeover Statute	64
7.15	Section 16 Matters	64
7.16	Board Matters	65
7.17	Tax-Free Reorganization	65

ARTICLE VIII CONDITIONS		66

8.1	Conditions to Each Party’s Obligation to Effect the Merger	66
8.2	Conditions to Obligations of Parent, Merger Sub and Sister Subsidiary	66
8.3	Conditions to Obligation of the Company	67

ARTICLE IX TERMINATION		68

9.1	Termination by Mutual Consent	68
9.2	Termination by Either Parent or the Company	68
9.3	Termination by Parent	69
9.4	Termination by the Company	70
9.5	Effect of Termination and Abandonment	70

ARTICLE X MISCELLANEOUS AND GENERAL		72

10.1	Survival	72
10.2	Modification or Amendment	72
10.3	Waiver of Conditions	72
10.4	Counterparts	73
10.5	Governing Law and Venue	73
10.6	Specific Enforcement	73
10.7	WAIVER OF JURY TRIAL	74
10.8	Notices	74
10.9	Entire Agreement; NO OTHER REPRESENTATIONS	75
10.10	No Third-Party Beneficiaries	76
10.11	Obligations of Parent and of the Company	76
10.12	Severability	76
10.13	Disclosure Letters	77
10.14	Interpretation	77
10.15	Assignment	78

EXHIBITS

Exhibit A	Form of Voting Agreement
Exhibit B	Form of Contingent Value Rights Agreement

-ii-

INDEX OF DEFINED TERMS

Defined Term	Section

368 Reorganization	5.1(p)(ix)
Acceptable Confidentiality Agreement	7.2(c)
Acquisition Proposal	7.2(b)
Adverse FDA Event	5.1(a)
Affected Employees	7.11(c)
Affiliate	3.2(d)
Agreement	Preamble
Alternative Acquisition Agreement	9.3(a)(i)
Anticorruption Laws	5.1(m)(x)
Assumed Option	3.1(d)
Audit Date	5.1(e)(iii)
Augment	5.1(a)
Augment PMA	5.1(a)
Bankruptcy and Equity Exception	5.1(c)(i)
Book-Entry Shares	3.1(c)
Business Day	4.1
By-Laws	2.2(a)(ii)
Cash Consideration	3.1(c)(ii)
Certificate	3.1(c)
Certificate of Incorporation	2.2(a)(i)
Certificate of Merger	1.3(a)
Closing	4.1
Closing Date	4.1
Code	Recitals
Company	Preamble
Company 401(k) Plan	7.11(f)
Company Advisor	5.1(z)
Company Board	5.1(a)
Company Board Designee	7.16
Company Board Recommendation	5.1(c)(ii)
Company Common Stock	3.1(b)
Company Compensation and Benefit Plan	5.1(l)(i)
Company Disclosure Letter	5.1
Company Employee Stock Purchase Plan	3.1(e)
Company Facilities	5.1(s)
Company Intellectual Property Agreements	5.1(r)(vii)
Company Intellectual Property Rights	5.1(r)( i)
Company Leases	5.1(s)
Company Material Adverse Effect	5.1(a)
Company Option	3.1(d)
Company Partner	5.1(m)(ii)
Company Product	5.1(m)(vi)
Company Reports	5.1(e)(i)

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Company Required Statutory Approvals	5.1(d)(i)
Company Requisite Vote	5.1(w)
Company Stock Incentive Plans	3.1(d)
Company Stockholders Meeting	7.3(a)
Company Termination Fee	9.5(b)
Compensation and Benefit Plan	5.1(l)(i)
Confidentiality Agreement	10.9
Contracts	5.1(d)(ii)
control	3.2(d)
Core Products	5.1(r)(i)
CVR	3.1(c)(iii)
CVR Agreement	Recitals
CVR Certificate	3.1(c)(iii)
D&O Insurance	7.12(b)
DGCL	Recitals
Dissenting Shares	3.3(a)
DLLCA	1.3(b)
Effective Time	1.3(a)
Environmental Law	5.1(o)
Environmental Permit	5.1(o)
ERISA	5.1(l)(i)
ERISA Affiliate	5.1(l)(v)
Exchange Act	5.1(d)(i)
Exchange Agent	3.2(a)
Exchange Fund	3.2(a)
Exchange Ratio	3.1(c)(i)
Exchange Ratio Per Share Reduction Amount	3.1(c)
Exclusively Licensed Intellectual Property	5.1(r)(i)
FCPA	5.1(m)(x)
FDA	5.1(a)
FDA Approval	5.1(a)
FDA Development	9.3(a)(i)
FDCA	5.1(m)(vi)
Final Surviving Entity	1.2
Governmental Entity	5.1(d)(i)
Grant Date	5.1(b)(ii)
Hazardous Substance	5.1(o)
Hazardous Substance Activities	5.1(o)
HSR Act	5.1(d)(i)
Indemnified Parties	7.12(a)
Initial Surviving Corporation	1.1
Intellectual Property Rights	5.1(r)(i)
IRS	5.1(l)(ii)
knowledge	5.1(a)
Laws	5.1(m)
Liens	5.1(s)

-iv-

Litigation Claims	5.1(k)
Material Contract	5.1(t)
Merger	Recitals
Merger Consideration	3.1(c)
Merger Sub	Preamble
Option Exchange Ratio	3.1(d)
Order	8.1(c)
Organizational Documents	5.1(a)
Outside Date	9.2(a)
Parent	Preamble
Parent Board	5.2(a)
Parent Common Stock	3.1(c)(i)
Parent Disclosure Letter	5.1(a)
Parent Intellectual Property Agreements	5.2(o)(vii)
Parent Intellectual Property Rights	5.2(o)(i)
Parent Material Adverse Effect	5.2(a)
Parent Options	5.2(b)(ii)
Parent Reports	5.2(f)(i)
Parent Required Statutory Approvals	5.2(e)(i)
Parent Share Price	3.1(d)
Parent Stock Plans	5.2(b)(i)
Parent Termination Fee	9.5(c)
Patents	5.1(r)(i)
Permitted Liens	5.1(j)
Permits	5.1(m)
Person	3.2(b)
Proceeding	5.1(m)(ix)
Program	5.1(m)(ix)
Proxy Statement/Prospectus	7.6(a)
Registered Company Exclusively Licensed Intellectual Property	5.1(r)(i)
Registered Company Licensed Intellectual Property	5.1(r)(i)
Registered Company Owned Intellectual Property	5.1(r)(i)
Registered Parent Exclusively Licensed Intellectual Property	5.2(o)(i)
Registered Parent Licensed Intellectual Property	5.2(o)(i)
Registered Parent Owned Intellectual Property	5.2(o)(i)
Release	5.1(o)
Representatives	7.2(a)
S-4 Registration Statement	5.1(h)
Sarbanes-Oxley Act	5.1(e)(iii)
SEC	5.1(e)(i)
Section 409A	5.1(l)(x)
Securities Act	5.1(d)(i)
Sister Subsidiary	Preamble
Stock Consideration	3.1(c)(i)
Subsequent Merger	1.2
Subsidiary	5.1(a)

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Superior Proposal	7.2(i)
Takeover Statute	5.1(n)(i)
Tax	5.1(p)(x)
Tax Counsel	7.17(b)
Tax Return	5.1(p)(x)
Taxes	5.1(p)(x)
Trademarks	5.1(r)(i)
Trust Indenture Act	5.1(e)(i)
U.S. GAAP	5.1(a)
Voting Agreements	Recitals

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AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (hereinafter called this “Agreement”), dated as of November 19, 2012 by and among BioMimetic Therapeutics, Inc., a Delaware corporation (the “Company”), Wright Medical Group, Inc., a Delaware corporation (“Parent”), Achilles Merger Subsidiary, Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Merger Sub”) and Achilles Acquisition Subsidiary, LLC, a Delaware limited liability company and a direct wholly owned Subsidiary of Parent (“Sister Subsidiary”).

W I T N E S S E T H:

WHEREAS, the Company, Parent and Merger Sub have agreed to enter into a business combination transaction pursuant to which Merger Sub will merge with and into the Company (the “Merger”), upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”);

WHEREAS, the respective Boards of Directors of the Company, Parent and Merger Sub have each unanimously (i) determined that the Merger and other transactions contemplated hereby are advisable, fair to and in the best interests of the Company, Parent and Merger Sub and their respective stockholders and (ii) approved this Agreement and the transactions contemplated hereby, in each case, on the terms and subject to the conditions hereof;

WHEREAS, the respective Boards of Directors of each of the Company and Merger Sub have unanimously determined to recommend to their respective stockholders the adoption of this Agreement;

WHEREAS, for U.S. federal income tax purposes, it is intended that the Merger and the Subsequent Merger (as defined below) shall be treated as a single integrated transaction (collectively, the “Mergers”) and shall qualify as a reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations promulgated thereunder and that this Agreement will be, and is, adopted as a plan of reorganization;

WHEREAS, as a condition and further inducement to Parent to enter into this Agreement and incur the obligations set forth herein, certain stockholders of the Company concurrently herewith are entering into a voting agreement with Parent and Merger Sub (the “Voting Agreements”), in the form attached hereto as Exhibit A, pursuant to which each such stockholder has irrevocably agreed to (i) vote in favor of adopting this Agreement and (ii) grant in favor of, and deliver to, Parent an irrevocable proxy relating to the foregoing;

WHEREAS, as of or prior to the Closing, Parent and a trustee mutually agreeable to Parent and the Company (the “Trustee”) will enter into a Contingent Value Rights Agreement in the form attached hereto as Exhibit B (the “CVR Agreement”);

WHEREAS, the Company, Parent, Merger Sub and Sister Subsidiary desire to make certain representations, warranties, covenants and agreements in connection with the Merger and the other transactions contemplated herby and to prescribe certain conditions to the consummation of the Merger and such other transactions; and

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, each intending to be legally bound, hereby agree as follows:

ARTICLE I

THE MERGERS

1.1 The Merger.

Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Initial Surviving Corporation”).

1.2 The Subsequent Merger.

Immediately following the Effective Time and in accordance with the DGCL, Parent will cause the Initial Surviving Corporation to merge with and into Sister Subsidiary and the separate corporate existence of the Initial Surviving Corporation shall thereupon cease (the “Subsequent Merger”), and Sister Subsidiary shall be the surviving entity in the Subsequent Merger, and shall succeed to and shall by virtue of the Subsequent Merger continue its existence under the laws of the State of Delaware as a direct wholly-owned subsidiary of Parent. Sister Subsidiary, as the surviving entity of the Subsequent Merger, is referred to herein as the “Final Surviving Entity”. At the effective time of the Subsequent Merger and without any further action on the part of the Initial Surviving Corporation, Parent, Sister Subsidiary or any holder of any capital stock of the Initial Surviving Corporation, Parent or Sister Subsidiary, each share of common stock, par value $0.01 per share, of the Initial Surviving Corporation issued and outstanding immediately prior to the effective time of the Subsequent Merger shall continue as one limited liability company interest of Sister Subsidiary, which shall constitute the only outstanding equity of Sister Subsidiary. Any other equity of the Sister Subsidiary shall automatically be cancelled and retired and shall cease to be outstanding, and no consideration shall be delivered or deliverable in exchange therefor.

1.3 Effective Time of the Merger and the Subsequent Merger.

(a) Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as is required by, and executed in accordance with, the relevant provisions of the DGCL, and the Merger shall become effective at the time set forth in the Certificate of Merger, which shall be between 4:30 p.m. and 11:59 p.m. Eastern time on the Closing Date (such time at which the Merger becomes effective, the “Effective Time”).

(b) Immediately following the Effective Time, Parent shall cause the Subsequent Merger to be consummated by filing a certificate of merger with the Secretary of State of the State of Delaware, in such form as is required by, and executed in accordance with, the relevant provisions of the DGCL and Delaware Limited Liability Company Act (the “DLLCA”), and the Subsequent Merger shall become effective upon such filing of such certificate of merger with the Secretary of State of the State of Delaware.

ARTICLE II

THE INITIAL SURVIVING CORPORATION

AND THE FINAL SURVIVING ENTITY

2.1 Effect of the Merger and the Subsequent Merger.

(a) At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Initial Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Initial Surviving Corporation.

(b) At the effective time of the Subsequent Merger, the effect of the Subsequent Merger shall be as provided in the applicable provisions of the DGCL and the DLLCA. Without limiting the generality of the foregoing, and subject thereto, at the effective time of the Subsequent Merger all the property, rights, privileges, powers and franchises of the Initial Surviving Corporation and the Sister Subsidiary shall vest in the Sister Subsidiary, and all debts, liabilities and duties of the Initial Surviving Corporation and the Sister Subsidiary shall become the debts, liabilities and duties of the Sister Subsidiary.

2.2 Organizational Documents.

(a) Initial Surviving Corporation

(i) At the Effective Time, the certificate of incorporation of Merger Sub, as in effect immediately prior to the Effective Time shall be the certificate of incorporation of the Initial Surviving Corporation until thereafter amended as provided therein or by Law (the “Certificate of Incorporation”), except that Article I thereof shall be amended, by the filing of the Certificate of Merger or other appropriate documents, to read in its entirety as follows: “The name of the corporation is BioMimetic Therapeutics, Inc.”.

(ii) At the Effective Time, and without any further action on the part of the Company or Merger Sub, the by-laws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the by-laws of the Initial Surviving Corporation (the “By-Laws”), until thereafter amended as provided therein, in the Certificate of Incorporation or in accordance with applicable Law.

(b) Sister Subsidiary.

(i) Unless otherwise determined by Parent prior to the Effective Time, the certificate of formation of Sister Subsidiary as in effect immediately prior to the effective time of the Subsequent Merger shall be the certificate of formation of the Final Surviving Entity in the Subsequent Merger until thereafter amended in accordance with the applicable provisions of the DLLCA and such certificate of formation; provided, however, that at the effective time of the Subsequent Merger, the certificate of formation of the Final Surviving Entity shall be amended so that the name of the Final Surviving Entity shall be “BioMimetics Therapeutics, LLC”.

(ii) Unless otherwise determined by Parent prior to the Effective Time, the limited liability company agreement of Sister Subsidiary as in effect immediately prior to the effective time of the Subsequent Merger, and including the provisions required by Section 7.12(c), shall be the limited liability company agreement of the Final Surviving Entity until thereafter amended in accordance with the applicable provisions of the DLLCA, the certificate of formation of the Final Surviving Entity and such limited liability company agreement.

2.3 Directors.

(a) Initial Surviving Corporation. Subject to requirements of applicable Law, the directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Initial Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Certificate of Incorporation and the By-Laws.

(b) Sister Subsidiary. Subject to requirements of applicable Law, the directors of the Initial Surviving Corporation immediately prior to the effective time of the Subsequent Merger shall, from and after the effective time of the Subsequent Merger, be the managers of the Final Surviving Entity until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of formation and limited liability company agreement of the Final Surviving Entity.

2.4 Officers.

(a) Initial Surviving Corporation. Effective as of the Effective Time, the officers of Merger Sub shall be the initial officers of the Initial Surviving Corporation, who shall serve until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Certificate of Incorporation and the By-Laws.

(b) Sister Subsidiary. Effective as of the effective time of the Subsequent Merger, the officers of Initial Surviving Corporation shall be the initial officers of the Final Surviving Entity,

who shall serve until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of formation and limited liability company agreement of the Final Surviving Entity.

ARTICLE III

EFFECT OF THE MERGER ON CAPITAL

STOCK; EXCHANGE OF CERTIFICATES

3.1 Effect on Capital Stock. At the Effective Time, as a result of the Merger and without any further action on the part of the Company, Parent, Merger Sub or any holder of any capital stock of the Company, Parent or Merger Sub:

(a) Merger Sub. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, par value $0.01 per share, of the Initial Surviving Corporation, which shall constitute the only outstanding shares of capital stock of the Initial Surviving Corporation as of immediately after the Effective Time.

(b) Cancellation of Treasury Stock and Parent-Owned Stock. Each share of common stock, par value $0.001 per share, of the Company (the “Company Common Stock”), and each other share of capital stock of the Company, that is owned by the Company or any Subsidiary of the Company or by Parent, Merger Sub or any other Subsidiary of Parent shall automatically be cancelled and retired and shall cease to be outstanding, and no Merger Consideration shall be delivered or deliverable in exchange therefor.

(c) Conversion of Company Common Stock. Subject to Section 3.3, each issued and outstanding share of Company Common Stock (other than Dissenting Shares and shares of Company Common Stock to be cancelled and retired pursuant to Section 3.1(b)), shall be converted into the right to receive the following consideration, without interest (the “Merger Consideration”):

(i) 0.2482 (as may be adjusted pursuant to Section 3.4, the “Exchange Ratio”) shares of common stock, par value $0.01 per share, of Parent, fully paid and nonassessable, (collectively, the “Parent Common Stock”) (such Parent Common Stock, together with any cash in lieu of fractional Parent Common Stock to be paid pursuant to Section 3.2(f), the “Stock Consideration”);

(ii) $1.50 in cash (the “Cash Consideration”); and

(iii) one contingent value right (a “CVR”) issued by Parent subject to and in accordance with the CVR Agreement. Each CVR issued as Merger Consideration hereunder will be in the form attached as Annex A to the CVR Agreement (the “CVR Certificate”).

At the Effective Time, each share of Company Common Stock shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to be outstanding, and, in the case of book-entry shares (“Book-Entry Shares”), the names of the former registered holders shall be removed from the registry of holders of such shares, and (A) each holder of a certificate representing any such shares (other than Book-Entry Shares) of Company Common Stock (a “Certificate”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration upon the surrender of such Certificate (for each share of Company Common Stock previously represented thereby), and (B) each holder of Book-Entry Shares shall cease to have any rights with respect thereto except the right to receive the Merger Consideration following such removal of such holder’s name from the registry of holders of such shares (for each such Book-Entry Share).

Notwithstanding anything contained herein to the contrary, to the extent that the number of shares of Parent Common Stock issuable as Stock Consideration plus the number of shares of Parent Common Stock underlying Assumed Options would exceed 19.99% of the outstanding shares or voting power of Parent Common Stock as of the Effective Time, then the Exchange Ratio for each issued and outstanding share of Company Common Stock (other than Dissenting Shares and shares of Company Common Stock to be cancelled and retired pursuant to Section 3.1(b)) shall be reduced so that the number of shares of Parent Common Stock issued as Stock Consideration plus the number of shares of Parent Common Stock underlying Assumed Options equals 19.99% of the outstanding shares or voting power of Parent Common Stock as of the Effective Time (the amount of the reduction of the Exchange Ratio for each issued and outstanding share of Company Common Stock (other than Dissenting Shares and shares of Company Common Stock to be cancelled and retired pursuant to Section 3.1(b)), the “Exchange Ratio Per Share Reduction Amount”)) and each issued and outstanding share of Company Common Stock (other than Dissenting Shares and shares of Company Common Stock to be cancelled and retired pursuant to Section 3.1(b)) shall have the right to receive additional cash consideration equal to the product of (a) the Exchange Ratio Per Share Reduction Amount multiplied by (b) the Parent Share Price. As used in this Agreement, the term “Parent Share Price” shall mean the volume weighted average price paid per share of Parent Common Stock for the ten (10) most recent days that the Parent Common Stock has traded on The NASDAQ Global Select Market ending on the last full trading day immediately prior to the Closing Date.

(d) Each holder of Company Options outstanding immediately prior to the Effective Time shall be permitted to elect for all or any portion of such Company Options to be exercised on a net basis by undertaking irrevocably to exchange the shares of Company Common Stock subject to such Company Options pursuant to Section 3.1(c) and, in connection with such exchange, by relinquishing a fraction of the aggregate Merger Consideration payable pursuant to Section 3.1(c) with respect to such shares of Company Common Stock corresponding to the quotient obtained by dividing (x) the sum of the per share exercise price of such Company Option and the per share amount of any required withholdings with respect to the exercise of such Company Option by (y) the estimated per share value of the Merger Consideration determined, solely for purposes of effectuating net exercises contemplated by this Section 3.1(d), by agreement of the Parties reasonably in advance of the Closing Date. At the Effective Time, each option to purchase Company Common Stock (each, a “Company Option”) (or portion thereof), whether vested or unvested, that is outstanding and unexercised as of immediately prior to the Effective Time (disregarding Company Options which the holder has elected to be exercised on a net basis pursuant to the first sentence of this Section 3.1(d)) shall be assumed by Parent and converted into an option (each, an “Assumed Option”) to acquire that number of shares of Parent Common Stock (rounded to the nearest whole share) equal to the product of (i) the number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time multiplied by (ii) the Option Exchange Ratio (as defined below), and each such Assumed Option shall be exercisable at a price per share of Parent Common Stock (which price per share shall be rounded to the nearest whole cent) equal to the aggregate exercise price of such Company Option immediately prior to the Effective Time divided by the Option Exchange Ratio. Each Assumed Option shall otherwise be subject to the same terms and conditions as were applicable under the respective Company Option immediately prior to the Effective Time. It is the intention of the parties that (i) each Assumed Option that qualified as an incentive stock option (as defined in Section 422 of the Code) shall continue to so qualify, to the maximum extent permissible, following the Effective Time, and (ii) the number of shares of Parent Common Stock and exercise price per share of Parent Common Stock under each Assumed Option shall be determined in a manner consistent with the requirements of Section 409A of the Code. The Company shall take all actions as are necessary under the Company’s 2001 Long-Term Stock Incentive Plan, as amended, and the Company’s 2012 Equity Incentive Plan (each, a “Company Stock Incentive Plan” and collectively, the “Company Stock Incentive Plans”), the agreements evidencing each such Company Option, and any applicable Law to effect the assumption of the Company Options upon the Effective Time, including, but not limited to, adopting all resolutions and giving all timely notices. The form and substance of any such resolutions and notices shall be subject to review and approval of Parent, which approval shall not be unreasonably withheld, conditioned or delayed. Parent shall take all actions as are necessary to approve and effectuate the assumption by Parent of such Company Options. The “Option Exchange Ratio” shall mean an amount equal to the lesser of (i) 0.5558, or (ii) the sum of (x) the Exchange Ratio plus (y) the quotient obtained by dividing (1) $6.20 by (2) the Parent Share Price. The Parent and the Company have agreed that the Option Exchange Ratio is intended to reflect a reasonable method for determining the fair market value of the stock subject to the Company Options (within the meaning of Treas. Reg. 1.424-1(a)(9)) as of the date hereof.

(e) Prior to the dates actions must be taken pursuant to this Section 3.1(e), and subject to the reasonable review of Parent, the Company shall take all actions that are necessary to cause (A) the Company’s stock purchase plans, including, without limitation, the BioMimetic Therapeutics, Inc. 2005 Employee Stock Purchase Plan (the “Company Employee Stock Purchase Plan”), to be modified, terminated and/or suspended so that no new offering period to purchase Company Common Stock shall or may occur from and after the date hereof; (B) the rights of participants under the Company Employee Stock Purchase Plan with respect to any offering period then underway to be determined by shortening such offering period so that the last day of such offering period is the date hereof, together with such other appropriate adjustments as are necessary to reflect such shortened offering period and to otherwise treat such shortened offering period as a fully effective and completed offering period for all purposes under such plan; and (C) to cause the Company Employee Stock Purchase Plan to terminate effective as of the close of business on the day immediately prior to the Effective Time.

3.2 Exchange of Share Certificates.

(a) Exchange Agent. Prior to the Effective Time, Parent shall designate Wells Fargo Bank, National Association, or another bank, trust company or transfer agent as reasonably satisfactory to the Company to act as agent (the “Exchange Agent”) for the holders of shares of Company Common Stock to receive the Merger Consideration to which such holders shall become entitled with respect to such holder’s shares of Company Common Stock pursuant to Section 3.1(c). At or prior to the Effective Time, Parent or Merger Sub shall deposit with the Exchange Agent (i) that number of shares of Parent Common Stock, as applicable, (ii) cash, and (iii) CVR Certificates representing the aggregate number of CVRs issuable pursuant to the CVR Agreement, in each case as are issuable or payable pursuant to this Article III in respect of shares of Company Common Stock for which Certificates or Book-Entry Shares are properly delivered to the Exchange Agent. The deposit made by Parent or Merger Sub, as the case may be, pursuant to this Section 3.2(a) is hereinafter referred to as the “Exchange Fund”. The Exchange Agent shall cause the Exchange Fund to be (i) held for the benefit of the holders of Company Common Stock and (ii) applied promptly to making the payments provided for in Section 3.1(c). The Exchange Fund shall not be used for any purpose that is not expressly provided for in this Agreement; provided that Parent may direct the Exchange Agent to invest the Exchange Fund in obligations of or guaranteed by the United States of America and backed by the full faith and credit of the United States of America or in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Services, Inc. or Standard & Poor’s Corporation, respectively; provided further that no such investment or losses thereon shall affect the Merger Consideration payable to the holders of Company Common Stock, and following any losses Parent shall promptly provide additional funds to the Exchange Agent for the benefit of the holders of Company Common Stock in the amount of such losses. Any interest or other income resulting from such investments shall be (A) the property of Parent and (B) promptly paid to Parent. Parent shall, prior to the Effective Time, allot Parent Common Stock referred to in Section 3.1(c) on the terms and subject to the conditions set forth in this Agreement.

(b) Payment Procedures. As soon as reasonably practicable after the Effective Time (and in any event within five (5) Business Days of the Effective Time), the Final Surviving Entity shall cause the Exchange Agent to mail to each holder of record of shares of Company Common Stock at the Effective Time (A) a letter of transmittal specifying that delivery of the Certificates shall be effected, and risk of loss and title to the Certificates and Book-Entry Shares shall pass, only upon delivery of the Certificates (or effective affidavits of loss in lieu thereof) or evidence of Book-Entry Shares, as the case may be, to the Exchange Agent, such letter of transmittal to be in customary form and have such other provisions as Parent and the Company shall reasonably agree and (B) instructions for use in effecting the surrender of the Certificates (or effective affidavits of loss in lieu thereof) and evidence of Book-Entry Shares in exchange for the Merger Consideration (such instructions shall include instructions for the payment of the Merger Consideration to a Person other than the Person in whose name the surrendered Certificate is registered on the transfer books of the Company, subject to the receipt of appropriate documentation for such transfer). Upon the proper surrender of a Certificate (or effective affidavit of loss in lieu thereof) or evidence of Book-Entry Shares to the Exchange Agent, together with a properly completed letter of transmittal, duly executed, and such other documents as may reasonably be requested by the Exchange Agent, the holder of such Certificate or Book-Entry Shares will be entitled to receive in exchange therefor the applicable Merger Consideration (after giving effect to any required tax withholdings) that such holder has the right to receive pursuant to this Article III, and the Certificate or Book-Entry Shares so surrendered will forthwith be cancelled and retired. No interest shall be paid, payable or accrued on any amount payable upon due surrender of the Certificates or Book-Entry Shares. In the event of a transfer of ownership of shares of Company Common Stock that is not registered in the transfer records of the Company, the Merger Consideration to be paid and issued upon due surrender of the Certificate or Book-Entry Shares may be paid to such a transferee if the Certificate or evidence of Book-Entry Shares formerly representing such shares of Company Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable.

For the purposes of this Agreement, the term “Person” shall mean any individual, corporation (including, without limitation, any not-for-profit corporation), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

(c) Transfers. After the Effective Time, there shall be no registration of transfers on the stock transfer books of the Company of shares of Company Common Stock that were outstanding immediately prior to the Effective Time.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund that remains unclaimed by the holders of Company Common Stock one (1) year after the Effective Time shall be returned to, and to the extent not prohibited by Law, become the property, free and clear of all claims or interest of, Parent, the Final Surviving Entity or another Affiliate of Parent, as may be designated by Parent or the Final Surviving Entity. Any holders of Company Common Stock who have not theretofore complied with this Article III shall thereafter look only to Parent or the Final Surviving Entity as a general unsecured creditor for payment of the Merger Consideration, without any interest thereon. Notwithstanding the foregoing, none of Parent, the Final Surviving Entity, the Exchange Agent or any other Person shall be liable to any former holder of shares of Company Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. For the purposes of this Agreement, the term “Affiliate” means, with respect to any Person, (i) each Person that, directly or indirectly, owns or controls such Person, and (ii) each Person that controls, is controlled by or is under common control with such Person or any Affiliate of such Person, provided, that, for the purpose of this definition, “control” of a Person shall mean the possession, directly or indirectly, of the power to direct or cause the direction of its management or policies, whether through the ownership of voting securities, by contract or otherwise.

(e) Lost, Stolen or Destroyed Certificates. In the event that any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent (and upon such terms and subject to such conditions as Parent shall reasonably require), (i) the agreement by such Person to indemnify and hold harmless Parent, the Final Surviving Entity and any of their respective Affiliates from and against any and all claims with respect to such Certificate and/or (ii) if required by the Exchange Agent, the posting by such Person of a bond in a reasonable amount as indemnity against any and all such claims, the Exchange Agent or Parent (as the case may be) will issue, or cause to be issued, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration upon due surrender of the shares of Company Common Stock represented by such Certificate pursuant to this Agreement.

(f) Fractional Shares. Notwithstanding any other provision of this Agreement to the contrary, no fractional shares of Parent Common Stock will be issued and any holder of shares of Company Common Stock entitled to receive a fractional share of Parent Common Stock but for this Section 3.2(f) shall be entitled to receive a cash payment, without interest, rounded to the nearest cent, determined by multiplying (i) the per share value calculated as the average of the closing sale prices of one share of Parent Common Stock for the ten (10) most recent days that the Parent Common Stock has traded on The NASDAQ Global Select Market ending on the last full trading day immediately prior to the Effective Time by (ii) the fractional interest of the share of Parent Common Stock which such holder would otherwise be entitled to receive under Section 3.1(b).

(g) Withholding Rights. Each of Parent, the Final Surviving Entity and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Article III such amounts as it is required to deduct and withhold with respect to the making of such payment under provision of any federal, state, local or foreign Tax Law. If Parent, the Final Surviving Entity or the Exchange Agent, as the case may be, so withholds amounts and pays such amounts to the appropriate Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock or Company Options in respect of which Parent, the Final Surviving Entity or the Exchange Agent, as the case may be, made such deduction and withholding.

3.3 Appraisal Rights.

(a) Notwithstanding anything in this Agreement to the contrary, with respect to each share of Company Common Stock (including Book-Entry Shares) as to which the holder thereof (i) has not voted in favor of the Merger or consented thereto in writing and who has demanded appraisal for such shares in accordance with Section 262 of the DGCL, (ii) properly complied with Section 262 of the DGCL and (iii) has not effectively withdrawn or lost its rights to appraisal (each, a “Dissenting Share”), if any, such holder shall be entitled to payment (subject to, and net of, any applicable withholding Tax), solely from the Final Surviving Entity, of the appraisal value of such Dissenting Shares to the extent permitted by and in accordance with the provisions of Section 262 of the DGCL, except that (x) if any holder of Dissenting Shares, under the circumstances permitted by Section 262 of the DGCL, affirmatively withdraws or loses (through failure to perfect or otherwise) the right to dissent or its rights for appraisal of such Dissenting Shares, (y) if any holder of Dissenting Shares fails to establish his entitlement to appraisal rights as provided in the DGCL or (z) if any holder of Dissenting Shares takes or fails to take any action the consequence of which is that such holder is not entitled to payment for his shares under the DGCL, such holder or holders shall forfeit the right for appraisal of such shares of Company Common Stock and such shares of Company Common Stock shall cease to constitute Dissenting Shares, and each such share of Company Common Stock shall, to the fullest extent permitted by Law, thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration, without any interest thereon, upon surrender, in the manner provided in Section 3.2, of such formerly Dissenting Shares.

(b) The Company shall give Parent prompt notice of, together with copies of, any demands for appraisal received by the Company, withdrawals of such demands, and any other instruments served on or otherwise received by the Company pursuant to the DGCL. Parent shall have the right to participate in all negotiations and proceedings with respect to any and all such demands for appraisal. Without limiting, and in furtherance of, the foregoing, the Company shall not, except with the prior written consent of Parent, (i) make any payment with respect to any such demands for appraisal, (ii) offer to settle or otherwise settle any such demands, (iii) waive any failure to properly make or effect any such demand for appraisal or other action required to perfect appraisal rights in accordance with the DGCL or (iv) agree to do any of the foregoing.

3.4 Adjustments to Prevent Dilution.

Notwithstanding anything to the contrary in this Agreement, if, after the date hereof, and prior to the Effective Time, the issued and outstanding Company Common Stock or Parent Common Stock shall have been changed into a different number of shares or a different class by reason of any stock split, reverse stock split, stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or other similar transaction, or Parent changes the number of shares of Parent Common Stock represented by a share of Parent Common Stock, then the Merger Consideration and Exchange Ratio and any other similarly dependent items, as the case may be, shall be equitably adjusted to provide to the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such action, and as so adjusted shall, from and after the date of such event, be the Merger Consideration, the Exchange Ratio or other dependent item, as applicable, subject to further adjustment in accordance with this Section 3.4.

ARTICLE IV

THE CLOSING

4.1 Closing.

The closing (the “Closing”) of the transactions contemplated by this Agreement shall take place (i) at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation, 12235 El Camino Real, San Diego, California 92103-3002, at 10:00 a.m. Eastern time on the third (3rd) Business Day after the last to be satisfied or waived of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) shall be satisfied or waived (by the party entitled to the benefit of such condition) in accordance with this Agreement, or (ii) at such other place and time and/or on such other date as the Company and Parent may agree in writing (the date on which the Closing occurs, the “Closing Date”). For purposes of this Agreement, the term “Business Day” means any day on which banks are not required or authorized to close in the City of New York.

ARTICLE V

REPRESENTATIONS AND WARRANTIES

5.1 Representations and Warranties of the Company.

Except as disclosed in (i) and reasonably apparent on the face of the disclosure contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2011, the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 or any of the Company’s Current Reports on Form 8-K dated after December 31, 2011 filed by the Company with the SEC prior to the date hereof (excluding any disclosures set forth therein to the extent that they do not relate to historical or existing facts, events, changes, effects, developments, conditions or occurrences and excluding any disclosures set forth therein to the extent that they are predictive, cautionary or forward-looking in nature, including risk factor disclosure) and, for the avoidance of doubt, without giving effect to any event occurring subsequent to the date that any such public filing was filed, or (ii) the disclosure letter delivered to Parent by the Company simultaneously with the execution and delivery of this Agreement (the “Company Disclosure Letter”), the Company hereby represents and warrants to Parent and Merger Sub that:

(a) Organization, Good Standing and Qualification. The Company and each of its Subsidiaries is a corporation validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own and operate its material properties and assets and to carry on its business as currently conducted in all material respects and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership or operation of its properties and assets or conduct of its business requires such qualification, except where the failure to be so qualified as a foreign corporation or be in good standing would not be reasonably likely to have, either individually or in the aggregate, a Company Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement. The Company has heretofore made available to Parent complete and correct copies of the Company’s and each of its Subsidiaries’ Organizational Documents, each as amended and currently in effect. The Organizational Documents of the Company and each of its Subsidiaries so made available are in full force and effect. Section 5.1(a) of the Company Disclosure Letter sets forth a list of all of the Subsidiaries of the Company, the jurisdictions under which such Subsidiaries are incorporated and qualified or licensed to transact business, and the percent of the equity interest therein owned by the Company and each Subsidiary of the Company, as applicable.

As used in this Agreement, the term “Organizational Documents” means, with respect to any Person, the articles of incorporation, certificate of incorporation, charter, articles of formation, certificate of formation, articles of association, memorandum of association, by-laws, operating agreement, limited liability company agreement or partnership agreement (or, in each case, any comparable governing instruments) of such Person.

As used in this Agreement, the term “Subsidiary” means, with respect to any specified Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors (or other Persons performing similar functions) of such other Person is directly or indirectly owned or controlled by such specified Person or by one or more of its Subsidiaries or by such specified Person and any one or more of its Subsidiaries.

As used in this Agreement, the term “Company Material Adverse Effect” means any event, change, circumstance, effect, development or state of facts that, individually or in the aggregate, has or would reasonably be expected to have a material adverse effect on the business condition (financial or otherwise), assets, liabilities or results of operations of the Company and its Subsidiaries taken as a whole, other than any such event, change, circumstance, effect, development or state of facts resulting from or arising out of (i) any change, after the date hereof, in applicable Law or U.S. generally accepted accounting principles (“U.S. GAAP”), (ii) general changes in the U.S. or foreign economies or capital markets, (iii) changes in general conditions arising after the date hereof affecting the industry in which the Company operates, (iv) natural disasters, acts of war, terrorism or other force majeure events in the United States, (v) the public announcement or pendency of this Agreement or the transactions contemplated hereby, (vi) any litigation brought by any current or former stockholders of the Company (on their own behalf or on behalf of the Company) against the Company and/or the board of directors of the Company (the “Company Board”) relating specifically to this Agreement or the Merger; (vii) any failure by the Company to meet analysts’ estimates, internal or external projections or forecasts of revenues, earnings or other financial or business metrics, in and of itself (it being understood that the underlying cause(s) of any such failure may be taken into account unless otherwise excluded by this definition), (viii) any decline in the market price or change in the trading volume of the Company Common Stock, in and of itself (it being understood that the underlying cause(s) of any such decline or change may be taken into account unless otherwise excluded by this definition), or (ix) an Adverse FDA Event (with the understanding that the occurrence of an Adverse FDA Event permits Parent to terminate this Agreement pursuant to the terms and conditions of Article IX); except in the case of the preceding clauses (i), (ii), or (iii), to the extent that such effects have a materially disproportionate impact on the Company and its Subsidiaries taken as a whole as compared to other companies in the same industry as the Company.

As used in this Agreement, the term “Adverse FDA Event” shall mean any of the following: (i) receipt by the Company of an order from the FDA under 21 CFR 814.45 denying FDA Approval of Augment; (ii) if the FDA approves the Augment PMA submission but with a label that does not include at least the following indications: primary hindfoot and ankle fusions, with no black box warnings and with no limitations that would restrict the use of Augment only to patients who are not suitable autograft candidates or patients who have failed an autograft procedure (collectively, the “Minimum Indications”); (iii) if the FDA, in advance of approval and in a Formal Communication, proposes a label for Augment that does not include the Minimum Indications; or (iv) if the FDA requires one or more additional clinical efficacy trials or requests additional information that cannot be derived from the Company’s completed clinical studies. For the avoidance of doubt, a clinical efficacy trial excludes additional safety trials such as pharmacokinetic studies or other non-efficacy based endpoints that are reasonably capable of being performed in less than an eighteen (18)-month period and additional information does not include information derived from such studies. “Formal Communication” means any transmittal on FDA letterhead, dated, and signed by an FDA official.

As used in this Agreement, the term “Augment PMA” means the Company’s amended pre-market approval application no. P100006 submitted to the FDA on June 28, 2012.

As used in this Agreement, the term “FDA Approval” shall mean the approval of the U.S. Food and Drug Administration (the “FDA”), as evidenced by publication of such approval by the FDA, of the pre-market approval application to market and sell Augment™ Bone Graft (“Augment”) in the United States.

As used in this Agreement, the term “knowledge” or any similar formulation of knowledge shall mean the actual knowledge of: (i) with respect to the Company, those individuals set forth in Section 5.1(a) of the Company Disclosure Letter; and (ii) with respect to Parent, those persons set forth in Section 5.1(a) of the disclosure letter delivered to the Company by Parent simultaneously with the execution and delivery of this Agreement (the “Parent Disclosure Letter”).

(b) Capital Structure.

(i) As of the close of business on November 14, 2012, the authorized capital stock of the Company consists of (A) 100,000,000 shares of Company Common Stock, of which 28,225,241 shares were issued and outstanding, and (B) 15,000,000 shares of preferred stock, par value $0.001 per share, of the Company, none of which were issued and outstanding. All of the issued and outstanding shares of Company Common Stock have been duly authorized and are validly issued, fully paid and nonassessable. Each of the outstanding shares of capital stock or other securities of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and, to the extent reflected in Section 5.1(a) of the Company Disclosure Letter, is owned by the Company or a direct or indirect wholly owned Subsidiary of the Company free and clear of any Lien. As of the close of business on November 14, 2012, there were 3,434,262 shares of Company Common Stock subject to outstanding Company Options and 3,174,850 shares of Company Common Stock were reserved for future option grants. The Company has delivered to Parent (or made available in a data room for review by Parent) true and complete copies of the Company’s form(s) of stock option agreement evidencing Company Options, as well as any stock option agreement evidencing Company Options that deviates in any material respect from such form(s), and the Company Stock Incentive Plans. Other than the Company Options and options under the Company Employee Stock Purchase Plan, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements or commitments to issue or to sell any shares of capital stock or other securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Section 5.1(b)(i) of the Company Disclosure Letter sets forth a complete and correct list, as of the close of business on November 14, 2012 and for each holder, of the number of shares of Company Common Stock subject to each Company Option or other rights to purchase or receive Company Common Stock held by such holder, together with the date of grant, the per share exercise price, the vesting schedule (including the extent vested to date and whether such Company Option or right is subject to acceleration as a result of the transactions contemplated by this Agreement or any other events), and for any Company Option, whether such option is a nonstatutory stock option or an incentive stock option within the meaning of Section 422 of the Code.

(ii) With respect to the Company Options, (A) each Company Option was duly authorized no later than the date on which the grant of such Company Option was by its terms to be effective (the “Grant Date”) by all necessary corporate action, including approval by the Company Board, or a committee thereof, and any required approval by the stockholders of the Company by the necessary number of votes or written consents, and the award agreement governing such grant, if any, was duly executed and delivered by each party thereto within a reasonable time following the Grant Date, (B) each such grant was made in accordance with the material terms of the applicable Company Stock Incentive Plan and all other applicable Law, (C) the per share exercise price of each Company Option was not less than the fair market value of a share of Company Common Stock (based on a good faith determination of the Company Board and in a manner consistent with Section 409A of the Code) on the applicable Grant Date, and (D) each such grant was properly accounted for in all material respects in accordance with U.S. GAAP in the consolidated financial statements (including the related notes thereto) of the Company and its Subsidiaries contained in the Company Reports.

(c) Corporate Authority.

(i) The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate, on the terms and subject to the conditions of this Agreement, the transactions contemplated hereby, subject only to receipt of the Company Requisite Vote and the Company Required Statutory Approvals. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery by each of Parent, Merger Sub and Sister Subsidiary, is a valid and legally binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(ii) The Company Board has approved and adopted this Agreement and the Merger and other transactions contemplated hereby and has resolved to recommend that the stockholders of the Company adopt this Agreement (the “Company Board Recommendation”).

(d) Governmental Filings; No Violations.

(i) Other than any reports, filings, registrations, approvals and/or notices (A) required to be made pursuant to Section 1.3(a), (B) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and (C) required to be made with The NASDAQ Global Market (items (B) and (C), the “Company Required Statutory Approvals”), no notices, reports, registrations or other filings are required to be made by the Company with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Company from, any United States or foreign federal, state, or local governmental or regulatory authority, agency, commission, body or other governmental entity including, without limitation, the FDA and the U.S. Drug Enforcement Agency (each, a “Governmental Entity”), in connection with the execution and delivery of this Agreement and the consummation by the Company of the transactions contemplated hereby, except for those that the failure to make or obtain are not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect.

(ii) The execution, delivery and performance of this Agreement and the consummation by the Company of the transactions contemplated hereby will not constitute or result in (A) a breach or violation of, or a default under, any Organizational Document of the Company or of any Subsidiary of the Company, (B) a breach or violation of, a default or event of default under, the acceleration of any obligations, the loss of any right or benefit, or the creation of a Lien on the assets, properties or rights of the Company or any Subsidiary of the Company (with or without notice, lapse of time or both) pursuant to, or require any notice or consent under, give rise to any right of termination, limitation, cancellation, modification, suspension, revocation or amendment under, any agreement, lease, contract, note, mortgage, indenture, arrangement or other obligation (“Contracts”) binding upon the Company or any Subsidiary of the Company or any Law or governmental permit or license to which the Company or any of its Subsidiaries is subject or (C) any change in the rights or obligations of any party under any of the Contracts, except, in the case of clause (B) or (C) above, for any breach, violation, default, acceleration, creation or change that would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect.

(e) Company Reports; Financial Statements.

(i) The filings required to be made by the Company since December 31, 2009 under the Securities Act and the Exchange Act have been filed with the Securities and Exchange Commission (the “SEC”), including all forms, registration, proxy and information statements, reports, agreements (oral or written) and all documents, exhibits, amendments and supplements appertaining thereto, and complied, as of their respective dates, in all material respects with all applicable requirements of the statutes and the rules and regulations thereunder (collectively, including any amendments of any such reports filed with or furnished to the SEC by the Company prior to the date hereof, the “Company Reports”). None of the Company Reports as of their respective dates, after giving effect to any amendments or supplements thereto filed prior to the date hereof, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein not misleading.

(ii) The consolidated financial statements of the Company and its Subsidiaries included in such Company Reports complied as of the effective, file or release dates thereof, as applicable, as to form in all material respects with the applicable rules and regulations of the SEC with respect thereto. Each of the consolidated balance sheets included in or incorporated by reference into the Company Reports (including the related notes and schedules) presents fairly, in all material respects, the consolidated financial position of the Company and its Subsidiaries as of its date, and each of the consolidated statements of income and consolidated statements of cash flows included in or incorporated by reference into the Company Reports (including any related notes and schedules) fairly presents, in all material respects, the consolidated results of operations, cash flows and financial position, as the case may be, of the Company and its Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to the absence of notes and normal year-end audit adjustments), in each case in accordance with U.S. GAAP consistently applied during the periods involved, except as may be noted therein. Any change by the Company in the accounting principles, practices or methods used in such financial statements of the Company and its Subsidiaries included in the Company Reports has been appropriately disclosed in such financial statements.

(iii) The management of the Company has (A) implemented (x) disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to the Company, including its Subsidiaries, is made known to the management of the Company by others within those entities and (y) a system of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP, and (B) disclosed to the Company’s outside auditors and the audit committee of the Company Board (x) all known significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to materially and adversely affect the Company’s ability to record, process, summarize and report financial data and (y) any known fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. Any such significant deficiency, material weakness or fraud is described in Section 5.1(e)(iii) of the Company Disclosure Letter. Since December 31, 2011 (the “Audit Date”), there has not been any material change in the Company’s internal control over financial reporting. The Company is in material compliance with the applicable provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and the rules and regulations promulgated thereunder.

(iv) Since the Audit Date, (x) neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any director, officer, employee, auditor, accountant or representative of the Company or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding failure to comply with applicable Law or U.S.

GAAP in respect of the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls relating to periods since the Audit Date, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices (except for any of the foregoing after the date hereof which have no reasonable basis), and (y) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation, relating to periods after the Audit Date, by the Company or any of its officers, directors, employees or agents to the Company Board or any committee thereof or, to the knowledge of the Company, to any director or officer of the Company.

(v) Each of the “principal executive officer” (as such term is used in the Sarbanes-Oxley Act) and the “principal financial officer” (as such term is used in the Sarbanes-Oxley Act) of the Company has made all certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC, and the statements contained in any such certifications were true and accurate as of the date such certifications were made and have not been modified or withdrawn.

(f) Independent Auditors. Ernst & Young LLP, the Company’s current auditors, to the knowledge of the Company, is and has been at all times since January 1, 2010 (x) “independent” with respect to the Company within the meaning of Regulation S-X promulgated by the SEC and (y) to the knowledge of the Company, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act (to the extent applicable) and the related rules of the SEC and the Public Company Accounting Oversight Board. All non-audit services performed by the Company’s auditors for the Company or its Subsidiaries that were required to be approved in accordance with Section 202 of the Sarbanes-Oxley Act were so approved.

(g) NASDAQ Rules and Regulations. The Company is in material compliance with the applicable listing and corporate governance rules and regulations of The NASDAQ Global Market.

(h) Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (i) the S-4 Registration Statement of Parent to be filed with the SEC with respect to the registration under the Securities Act of the shares of Parent Common Stock and CVRs to be issued in connection with the Merger (in which the Proxy Statement/Prospectus, as defined in Section 7.6(a) of this Agreement, shall be included) (the “S-4 Registration Statement”) or any amendment or supplement thereto will, at the time such S-4 Registration Statement or any amendment or supplement thereto is filed with the SEC or at the time such S-4 Registration Statement becomes effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading or (ii) the Proxy Statement/Prospectus will, at the date of mailing to holders of Company Common Stock and at the time of the Company Stockholders Meeting to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The Proxy Statement/Prospectus relating to the Company Stockholders Meeting and any amendments or supplements thereto will, when filed, comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC thereunder. No representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent for inclusion or incorporation by reference in the Proxy Statement/Prospectus or the S-4 Registration Statement.

(i) No Undisclosed Liabilities. There are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, known or unknown, determined, determinable or otherwise, required by U.S. GAAP to be set forth in the Company’s consolidated financial statements included in the Company Reports, and there is no existing condition, situation or set of circumstances that could be reasonably expected to result in such a liability or obligation, other than: (i) liabilities or obligations disclosed and provided for in the Company’s balance sheet as of June 30, 2012 included in the Company Reports or in the notes thereto; (ii) liabilities or obligations incurred in the ordinary course of business consistent with past practices since June 30, 2012; (iii) liabilities and obligations under this Agreement; (iv) liabilities or obligations under Contracts in effect as of the date hereof not arising from breach or as a result of the execution or announcement of this Agreement or the consummation of the transactions contemplated hereby, and (v) liabilities or obligations that are not reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.

(j) Absence of Certain Changes. Since June 30, 2012, except as expressly contemplated by this Agreement, the Company and its Subsidiaries taken as a whole have conducted their business in all material respects only in, and have not engaged in any material transaction other than according to, the Company’s ordinary and usual course of business and: (i) there has not been a Company Material Adverse Effect; (ii) there has not been any declaration, setting aside or payment of any dividend or other distribution in respect of the capital stock of the Company or any repurchase, redemption or other acquisition by the Company or any Subsidiary of any securities of the Company; (iii) there has not been any change by the Company in accounting principles, practices or methods which was not required by U.S. GAAP; (iv) there has not been any material increase in the compensation payable or that could become payable by the Company or any of its Subsidiaries to officers or key employees or any material amendment of any of the Company Compensation and Benefit Plans other than increases or amendments in the ordinary course of business consistent with past practice; (v) neither the Company nor any of its Subsidiaries has issued or sold any equity interests, or any securities convertible into or exchangeable for any such interests, or issued, sold, granted or entered into any subscriptions, options, warrants, conversion or other rights, agreements, commitments, arrangements or understandings of any kind, contingently or otherwise, to purchase or otherwise acquire any such shares or interests or any securities convertible into or exchangeable for any such interests; (vi) neither the Company nor any of its Subsidiaries has incurred any indebtedness for borrowed money, issued or sold any debt securities or prepaid any debt except for borrowings and repayments in the ordinary course of business; (vii) neither the Company nor any of its Subsidiaries has mortgaged, pledged or otherwise subjected to any Lien any of its properties or assets, except for Permitted Liens; (viii) neither the Company nor any of its Subsidiaries has amended any of its Organizational Documents; (ix) neither the Company nor any of its Subsidiaries has sold any assets with a value in excess of $100,000 in the aggregate; (x) there has not been any damage, destruction or other casualty loss (whether or not covered by insurance) with respect to any assets of the Company that, individually or in the aggregate, are material to the Company and its Subsidiaries, taken as a whole; (xi) neither the Company nor any of its Subsidiaries has made any loans, advances or capital contributions to, or investments in, any other Person; (xii) neither the Company nor any of its Subsidiaries has agreed to any material changes, alterations or modifications to a premarket approval, clinical trial or other application or request pending with the FDA or other Governmental Entity; (xiii) neither the Company nor any of its Subsidiaries has settled, released or forgiven any material claim or litigation (or waived any right thereto); (xiv) neither the Company nor any of its Subsidiaries has incurred any capital expenditures or any obligations or liabilities in respect of capital expenditures in excess of $500,000 in the aggregate; (xv) there has not been, and, to the knowledge of the Company, no event, change, circumstance, effect, development or state of facts has occurred that would reasonably be likely to result in, an Adverse FDA Event; and (xvi) there has not been any action taken by the Company or any of its Subsidiaries that would result in any of the foregoing. As used in this Agreement, the term “Permitted Liens” shall mean (v) Liens for Taxes not yet due and payable or Taxes being contested in good faith and for which adequate reserves have been established in accordance with GAAP on the most recent financial statements of the Company, (w) mechanics’, carriers’, workmen’s, repairmen’s, landlord’s or other like liens or other similar encumbrances arising or incurred in the Company’s ordinary course of business consistent with past practice, (x) zoning restrictions, utility easements, rights of way and similar Liens that are imposed by any Governmental Entity or otherwise are typical for the applicable property type and locality and that, individually or in the aggregate, would not reasonably be expected to materially interfere with the Company’s ability to conduct its business as currently conducted, (y) matters that would be disclosed on current title reports or surveys that arise or have arisen in the ordinary course of business, and (z) Liens reflected in the Company Reports.

(k) Litigation. There are no civil, criminal or administrative actions, suits, claims, hearings, investigations, reviews or proceedings (collectively, the “Litigation Claims”) pending or, to the knowledge of the Company, threatened by or against the Company or any of its Subsidiaries that would reasonably be expected, individually or in the aggregate, to be material to the Company. There are no material SEC inquiries or investigations, other material governmental inquiries or investigations or material internal investigations pending, or to the knowledge of the Company, threatened, in each case regarding any accounting practices of the Company or any of its Subsidiaries or any malfeasance by any director (or any Person in a similar position) or executive officer of the Company or any of its Subsidiaries. There is no judgment, order or decree outstanding against the Company or any of its Subsidiaries.

(l) Employee Benefits.

(i) For the purposes of this Agreement: (i) “Compensation and Benefit Plan” shall mean each “employee benefit plan” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and all other employee compensation and benefits plans, policies, programs, arrangements or payroll practices, including multiemployer plans within the meaning of Section 3(37) of ERISA, and each other stock purchase, stock option, restricted stock, severance, retention, employment, consultant compensation, change-of-control, collective bargaining, bonus, incentive, deferred compensation, employee loan, fringe benefit and other benefit plan, agreement, program, policy, commitment or other arrangement, whether or not subject to ERISA (including any related funding mechanism now in effect or required in the future), whether formal or informal, oral or written, legally binding or not; and (ii) “Company Compensation and Benefit Plan” shall mean each Compensation and Benefit Plan under which any past or present director, officer, employee, consultant or independent contractor of the Company, any of its Subsidiaries or any of its ERISA Affiliates has any present or future right to benefits or to which contributions are made or otherwise required to be made, by the Company or any of its Subsidiaries, together with any trust agreement or insurance contract forming a part of such Compensation and Benefit Plan. Section 5.1(l)(i) of the Company Disclosure Letter sets forth a complete and accurate list of all material Company Compensation and Benefit Plans.

(ii) The Company has provided or made available to Parent, with respect to each material written Company Compensation and Benefit Plan, a true and complete copy of all plan documents, if any, including related trust agreements, funding arrangements, service contracts with any third-party, and insurance contracts and all amendments thereto; and, to the extent applicable, (i) the most recent determination letter, if any, received by the Company or Subsidiary from the Internal Revenue Service (the “IRS”) regarding the tax-qualified status of such Company Compensation and Benefit Plan; (ii) the most recent financial statements for such Company Compensation and Benefit Plan, if any; (iii) the most recent actuarial valuation report, if any; (iv) the current summary plan description and any summaries of material modifications; (v) the Form 5500 Annual Return/Report, including all schedules and attachments, including the certified audit opinions, for the most recent plan year for which a Form 5500 was required to be filed; and (vi) the most recent written results of all compliance testing performed pursuant to Sections 125, 401(a)(4), 401(k), 401(m), 410(b), 415, and 416 of the Code for the most recent plan year.

(iii) Each Company Compensation and Benefit Plan has been administered in accordance with its terms and has been established and administered in material compliance with the applicable provisions of ERISA, the Code and any other applicable Law. All contributions (including all employer contributions and employee salary reduction contributions) required to have been remitted under any of the Company Compensation and Benefit Plans to any funds or trusts established thereunder or in connection therewith have been remitted by the due date thereof.

(iv) Each Company Compensation and Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter (or may rely on a favorable opinion letter) from the IRS that it is so qualified and that its trust is exempt from taxation under Section 501(a) of the Code, and nothing has occurred, whether by action or failure to act, that would reasonably be expected, individually or in the aggregate, to cause the loss of such qualification or result in any material costs to the Company, Parent, Merger Sub, the Final Surviving Entity or any of their respective Subsidiaries. There is no pending or, to the knowledge of the Company, threatened litigation or other proceeding relating to the Company Compensation and Benefit Plans (other than routine claims for benefits).

(v) No Company Compensation and Benefit Plan is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, and no events have occurred and no circumstances exist that would reasonably be expected to result in any material liability to the Company or any entity that is considered one employer with the Company under Section 4001 of ERISA or Section 414 of the Code (an “ERISA Affiliate”) under Title IV of ERISA with respect to any single employer defined benefit plan. No Company Compensation and Benefit Plan is a “multiemployer plan” as defined in Section 3(37) of ERISA, and none of the Company or any ERISA Affiliate has withdrawn at any time within the preceding six years from any multiemployer plan, or incurred any withdrawal liability which remains unsatisfied, and no events have occurred and no circumstances exist that would reasonably be expected to result in any such liability to the Company or any of its ERISA Affiliates with respect to any multiemployer plan.

(vi) None of the Company Compensation and Benefit Plans provide retiree health or life insurance benefits except as may be required by Section 4980B of the Code and Section 601 of ERISA or any other applicable law or at the expense of the participant or the participant’s beneficiary. There has been no violation of the “continuation coverage requirement” of “group health plans” as set forth in Section 4980B of the Code and Part 6 of Subtitle B of Title I of ERISA with respect to any Company Compensation and Benefit Plan to which such continuation coverage requirements apply.

(vii) Other than as expressly provided by this Agreement, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in combination with another event) (i) result in any payment becoming due, or increase the amount of any compensation or benefits due, to any current or former employee of the Company and its Subsidiaries or with respect to any Company Compensation and Benefit Plan; (ii) increase any benefits otherwise payable under any Company Compensation and Benefit Plan; (iii) result in the acceleration of the time of payment or vesting of any such compensation or benefits; or (iv) result in a non-exempt “ prohibited transaction” within the meaning of Section 406 of ERISA or section 4975 of the Code.

(viii) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in combination with another event) result in the payment of any amount that would, individually or in combination with any other such payment, not be deductible as a result of Section 280G or 162(m) of the Code.

(ix) Except as set forth on Section 5.1(l)(ix) of the Company Disclosure Letter, no stock or other securities issued by the Company or any Affiliate forms or has formed a material part of the assets of any Company Employee Compensation and Benefit Plan.

(x) Except as would not be likely to have a Company Material Adverse Effect, each “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) of the Company has been (i) during the period commencing on January 1, 2005, in good faith operational compliance with Section 409A of the Code and the guidance and regulations promulgated thereunder (“Section 409A”), and (ii) since January 1, 2009, in operational and documentary compliance with Section 409A.

(xi) No Company Compensation and Benefit Plan provides any present or future rights to any employee, director, officer, consultant, or independent contractor of the Company, any of its Subsidiaries, or any ERISA Affiliate who performs services outside the United States.

(m) Compliance with Laws. The Company and its Subsidiaries have been since January 1, 2010 and are in material compliance with applicable U.S. and foreign, federal, state or local laws, statutes, ordinances, rules, regulations, judgments, orders, injunctions, decrees, arbitration awards and agency requirements (collectively with Permits, as defined below, “Laws”) and permits, licenses, authorizations, consents, approvals and franchises from Governmental Entities required to conduct their businesses as currently conducted (“Permits”).

(i) Neither the Company nor any of its Subsidiaries has knowledge of any actual or threatened enforcement action or investigation by the FDA or any other Governmental Entity that has jurisdiction over the operations of the Company and its Subsidiaries. Neither the Company nor any of its Subsidiaries has any knowledge that the FDA or any other Governmental Entity is considering such action.

(ii) All reports, documents, forms, claims, Permits, applications, records, submissions, supplements, amendments and notices required to be filed with, maintained for or furnished to the FDA or any other Governmental Entity by the Company, its Subsidiaries, and, to the knowledge of the Company, any Person that manufactures, develops, packages, processes, labels, markets, tests or distributes Company Products pursuant to a development, distribution, commercialization, manufacturing, supply, testing or other arrangement with the Company or any of its Subsidiaries (each, a “Company Partner”) have been so filed, maintained or furnished by the Company, its Subsidiaries and, to the knowledge of the Company, the Company Partners, as applicable, except where the failure to file, maintain or furnish such reports documents, forms, claims, Permits, applications, records, submissions, supplements, amendments and notices would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect. All such reports, documents, claims and notices were complete, not misleading and accurate in all material respects on the date filed or furnished (or were corrected in or supplemented by a subsequent filing) and remain complete and accurate in all material respects. Neither the Company nor its Subsidiaries, nor any employee of the Company or its Subsidiaries, nor to the knowledge of the Company, any Person retained by the Company or its Subsidiaries, has made on behalf of the Company or its Subsidiaries any material false statements or material omissions in any application or other submission relating to the Company Products to the FDA or other Governmental Entity.

(iii) None of the Company, its Subsidiaries or, to the knowledge of the Company, any Company Partner, has, since January 1, 2010, received any FDA Form 483, notice of adverse finding, warning letters, untitled letters or other correspondence or notice from the FDA or other Governmental Entity (i) alleging or asserting noncompliance with any applicable Laws or Permits, and the Company and its Subsidiaries have no knowledge that the FDA or any other Governmental Entity is considering such action or (ii) contesting the investigational device exemption, premarket clearance or approval of, the uses of or the labeling or promotion of any Company Products.

(iv) No Permit issued to the Company, its Subsidiaries, or, to the knowledge of the Company, any Company Partner, by the FDA or any other Governmental Entity has, since January 1, 2010, been limited, suspended, materially modified or revoked and the Company has no knowledge that the FDA or any other Governmental Entity is considering such action.

(v) All preclinical animal testing and clinical trials, tests and studies being funded or conducted by, at the request of or on behalf of the Company, its Subsidiaries, or a Company Partner are, to the knowledge of the Company, being conducted with reasonable care and in material compliance with experimental protocols, procedures and controls, accepted professional scientific standards and applicable Law, have been conducted using clinical practices sufficient to allow the resulting data to be included in the Company’s regulatory filings. The Company has no knowledge of any studies, tests or trials, the results of which the Company believes reasonably call into question the study, test or trial results described in the Company’s public filings or the efficacy or safety of the Company Products or the Company’s filings with any Governmental Entity. The Company and its Subsidiaries have not received any written notices, correspondence or other communication from the FDA or any other Governmental Entity since January 1, 2010 requiring the termination, suspension or modification of any clinical trials conducted by, or on behalf of, the Company or its Subsidiaries, or in which the Company or its Subsidiaries have participated, and the Company and its Subsidiaries have no knowledge that the FDA or any other Governmental Entity is considering such action.

(vi) Each product or product candidate subject to the Federal Food, Drug and Cosmetic Act (including the rules and regulations of the FDA promulgated thereunder, the “FDCA”) or comparable Laws in any non-U.S. jurisdiction that is being or has been since January 1, 2010 developed, manufactured, tested, distributed, promoted or marketed by or on behalf of the Company or any of its Subsidiaries (each such product or product candidate, a “Company Product”), is being or has been since January 1, 2010 developed, manufactured, tested, distributed, promoted and marketed in material compliance with all applicable requirements under the FDCA and comparable Laws in any non-U.S. jurisdiction, including those relating to investigational use, premarket clearance or approval, registration and listing, good manufacturing practices, good clinical practices, good laboratory practices, labeling, advertising, data protection and data transfer, record keeping and filing of required reports. The Company maintains materially accurate and complete documentation showing that components supplied to and accepted by the Company are manufactured in accordance with the Company’s specifications therefor. The processes used to produce the Company Products are described in documents maintained by the Company in a materially complete and accurate manner, and such documents have been made available to Parent. To the knowledge of the Company, such processes are adequate to ensure that commercial quantities of the Company Products currently conform to the specifications established therefor and will be: (i) of merchantable quality, (ii) salable in the ordinary course of business at prevailing market prices, (iii) materially free from defects in design, material and workmanship, (iv) suitable for their intended purposes and efficacy levels, and (v) not adulterated or misbranded under the FDCA.

(vii) The Company and its Subsidiaries have not either voluntarily or involuntarily initiated, conducted or issued, or caused to be initiated, conducted or issued, any recall, field notifications, field corrections, market withdrawal or replacement, safety alert, warning, “dear doctor” letter, investigator notice, safety alert or other notice or action relating to an alleged lack of safety, efficacy or regulatory compliance of any product. The Company and its Subsidiaries have no knowledge of any facts which are reasonably likely to cause (1) the recall, market withdrawal or replacement of any product sold or intended to be sold by the Company or its Subsidiaries; (2) a change in the marketing classification or a material change in the labeling of any such products, or (3) a termination or suspension of the marketing of such products.

(viii) Neither the Company nor any of its Subsidiaries has received any written notice that the FDA or any other Governmental Entity has commenced, or threatened to initiate, any action to (i) withdraw its investigational device exemption, premarket clearance or premarket approval or request the recall of any Company Product, (ii) enjoin manufacture or distribution of any Company Product, or restrict the promotion of any Company Product in the manner currently conducted by the Company and its Subsidiaries, (iii) enjoin the manufacture or distribution of any Company Product produced at any facility where any Company Product is manufactured, tested, processed, packaged or held for sale, or (iv) investigate the Company or its products or its practices related thereto.

(ix) The Company and its Subsidiaries are and at all times since January 1, 2010 have been in compliance with federal or state criminal or civil Laws (including the federal Anti-Kickback Statute (42 U.S.C. §1320a-7b), Stark Law (42 U.S.C. §1395nn), Federal False Claims Act (31 U.S.C. §3729 et. seq.), Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. §1320d et seq., 42 U.S.C. §300jj et seq.; §17901 et seq., and any comparable state or local laws), and the regulations promulgated pursuant to such Laws, or which are cause for civil or criminal penalties or mandatory or permissive exclusion from Medicare (Title XVIII of the Social Security Act), Medicaid (Title XIX of the Social Security Act) or any other state or federal health care program (each, a “Program”). There is no civil, criminal, administrative or other action, suit, demand, claim, hearing, investigation, proceeding, notice or demand (a “Proceeding”), pending or, to the knowledge of the Company, threatened, in each case against the Company or any of its Subsidiaries, that could reasonably be expected to result in its exclusion from participation in any Program or other third-party payment programs in which the Company or any of its Subsidiaries participates. With respect to interactions with healthcare professionals, the Company has a corporate compliance program, which it follows, both in the United States and, as applicable, in foreign countries, which complies with applicable Law and the Company believes is the substantial equivalent of the AdvaMed Code of Ethics on Interactions with Health Care Professionals and/or MEDEC’s Code on Interactions with Healthcare Professionals and international equivalents in the respective countries to which those codes apply.

(x) The Company and its Subsidiaries are in compliance with, and have been in compliance with since January 1, 2010, the Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), and other applicable antibribery, fraud, kickback, and other anticorruption laws, rules, and regulations of any other country (together with the FCPA, the “Anticorruption Laws”). To the knowledge of the Company, neither the Company nor any of its Subsidiaries, nor any director (or Person in a similar position), officer, agent or employee of the Company or any of its Subsidiaries has made, directly or indirectly, any payment or promise to pay, or gift or promise to give or authorized such a promise or gift, of any money or anything of value, directly or indirectly, to: (A) any foreign official (as such term is defined in the FCPA) for the purpose of influencing any official act or decision of such official or inducing him or her to use his or her influence to affect any act or decision of a Governmental Entity; or (B) any foreign political party or official thereof or candidate for foreign political office for the purpose of influencing any official act or decision of such party, official or candidate or inducing such party, official or candidate to use his, her or its influence to affect any act or decision of a foreign Governmental Entity, in the case of both (A) and (B) above in order to assist the Company or any of its Subsidiaries to obtain or retain business for, or direct business to the Company or any of its Subsidiaries, as applicable, and under circumstances which would subject the Company or any of its Subsidiaries to any liability under the FCPA or any of the Anticorruption Laws. The prohibition on indirect payments or commitments includes any situation where the Person making the payment knows, believes, or is aware of the possibility that the Person receiving the payment will pass the payment through, in whole or in part, to a foreign official in the circumstances set forth above.

(xi) The Company further represents and warrants, on behalf of itself and its Subsidiaries, that (A) they have not been found by a Governmental Entity or court to have violated the Anticorruption Laws and are not under investigation for any potential violation of the Anticorruption Laws; (B) they have not violated, and have no knowledge of any potential violations of, any of the Anticorruption Laws; (C) they have not committed any act that would constitute a violation of the Anticorruption Laws; (D) to its knowledge, no consultant, agent, intermediary, or other Person retained by the Company or its Subsidiaries has violated, or caused them to violate, the requirements of the Anticorruption Laws; (E) none of their officers, directors or, to its knowledge, their stockholders, beneficial owners, employees, or agents is a foreign official, and if the Company has knowledge that any such person becomes a foreign official, then the Company agrees to notify Parent promptly in writing; and (F) to its knowledge, neither the Company nor any officer, director, shareholder, beneficial owners, employee, agent, or Subsidiary has received any notice or other communication, in writing or otherwise, from a Governmental Entity regarding any actual, alleged, or potential violation of, or failure to comply with, the Anticorruption Laws.

(n) Anti-Takeover Statutes and Agreements.

(i) No “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover Law (each, including, without limitation, Section 203 of the DGCL, a “Takeover Statute”) or any anti-takeover provision in any of the Organizational Documents of the Company is or will be applicable to this Agreement, the Voting Agreements or any of the transactions contemplated hereby (including, without limitation, the Merger). The adoption of this Agreement and the transactions contemplated hereby (including, without limitation, the Merger) by the Company Board represents all the actions necessary to render inapplicable to this Agreement and the transactions contemplated hereby (including, without limitation, the Merger) the restrictions on “business combinations” (as used in Section 203 of the DGCL) set forth in Section 203 of the DGCL to the extent, if any, such restrictions would otherwise be applicable to this Agreement or any of the transactions contemplated hereby (including, without limitation, the Merger) or to Parent or Merger Sub or any of their respective Affiliates. Without limiting, and in furtherance of, the foregoing, the Company and the Company Board have taken all actions necessary to cause this Agreement and the transactions contemplated hereby (including, without limitation, the Merger) and the Voting Agreements to be exempt from the provisions of Section 203 of the DGCL.

(ii) Neither the Company nor any of its Subsidiaries is a party to, or is otherwise bound under, any stockholder rights plan (or similar plan commonly referred to as a “poison pill”).

(o) Environmental Matters. Except for such matters that would not, either individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect (i) the operations of the Company and its Subsidiaries are and have been in compliance with all applicable Environmental Laws; (ii) each of the Company and its Subsidiaries possesses and maintains in effect all Environmental Permits required under applicable Environmental Laws with respect to the properties and business of the Company and its Subsidiaries; (iii) the Company and each of its Subsidiaries has complied with all terms and conditions of all Environmental Permits; (iv) neither the Company nor any of its Subsidiaries has received any written environmental claim, notice or request for information concerning any liability under or violation or alleged violation of any applicable Environmental Law or any Environmental Permit, nor, to the Company’s knowledge, is there any existing factual or legal basis for any such claim, notice or request for information; (v) neither the Company nor any of its Subsidiaries has any knowledge of a Release or threat of Release of any Hazardous Substances which could reasonably be expected to result in liability to the Company or any of its Subsidiaries; (vi) there are no writs, injunctions, decrees, orders or judgments outstanding, or any claims, complaints, actions, suits or proceedings pending relating to compliance by the Company or any of its Subsidiaries with any Environmental Permits, Environmental Laws, or the Hazardous Substance Activities of the Company or any of its Subsidiaries; (vii) to the knowledge of the Company, no Hazardous Substances are present on any real property owned, operated, controlled or leased by the Company or any of its Subsidiaries; (viii) neither the Company nor any Subsidiary has entered into any agreement that may require it to guarantee, reimburse, pledge, defend, hold harmless, or indemnify any other Person with respect to liabilities arising under Environmental Laws or the Hazardous Substance Activities of the Company or any Subsidiary; and (ix) the

Company has made available to Parent all environmental assessments and audits in the Company’s and its Subsidiaries’ possession relating to any real property owned, operated, controlled or leased by the Company or any Subsidiary at any time.

As used herein: (i) “Environmental Law” means any Law (including common law) relating to (a) pollution; (b) the protection of the environment (including air, water, soil, subsurface strata and natural resources) or human health and safety; and (c) Hazardous Substance Activities; (ii) “Hazardous Substance” means any chemical, emission, material or substance that is potentially harmful to human health, reproduction, the environment, or natural resources or has been designated as radioactive, toxic, a medical waste, a biomedical waste, hazardous, a pollutant, or a contaminant under any Environmental Law, including without limitation, petroleum, petroleum products, polychlorinated biphenyls, radon, mold, urea formaldehyde insulation, silica, chlorofluorocarbons, all other ozone-depleting substances, asbestos and asbestos-containing materials; (iii) “Hazardous Substance Activities” is the generation, use, storage, handling, transportation, treatment, Release, manufacture, labeling, exposure of others to, sale, distribution remediation, or disposal of a Hazardous Substance, or a product or waste containing a Hazardous Substance, including, without limitation any product content or take-back or recycling laws; (iv) “Environmental Permit” is any approval, permit, license, registration, certification, clearance or consent required to be obtained from any Person with respect to Hazardous Substance Activities; (v) “Release” shall have the same meaning as under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (42 U.S.C. 9601 et seq.).

(p) Tax Matters.

(i) The Company and each of its Subsidiaries (A) have duly and timely filed (taking into account any extension of time within which to file) all income and other material Tax Returns required to be filed by any of them as of the date hereof and all such filed Tax Returns are complete and accurate in all material respects; (B) have timely paid all material Taxes that are shown as due on such filed Tax Returns and any other material Taxes that the Company or any of its Subsidiaries are otherwise obligated to pay, except with respect to Taxes that are being contested in good faith or that are not yet due and payable, and no material penalties or charges are due with respect to the late filing of any Tax Return required to be filed by or with respect to any of them on or before the Effective Time; (C) with respect to all income and other material Tax Returns filed by or with respect to any of them, have not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency other than an extension attributable to an extension to file any such Tax Returns; (D) as of the date hereof, do not have any deficiency, audit, examination, investigation or other proceeding in respect of Taxes or Tax matters pending or proposed or threatened; and (E) have provided adequate reserves in accordance with U.S. GAAP in the most recent consolidated financial statements of the Company and its Subsidiaries, as disclosed in the Company Reports, for any material Taxes of the Company or any of its Subsidiaries that have not been paid, whether or not shown as being due on any Tax Returns, as of the date of the most recent consolidated financial statements of the Company and its Subsidiaries.

(ii) Each of the Company and its Subsidiaries has withheld and paid to the appropriate taxing authority all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any current or former employee, independent contractor, creditor, stockholder or other third party and has complied in all material respects with all applicable laws, rules and regulations relating to the payment and withholding of Taxes.

(iii) Neither the Company nor any of its Subsidiaries has been a member of an affiliated group filing a consolidated, combined or unitary federal, state, local or foreign income Tax Return (other than a group whose common parent was the Company).

(iv) Neither the Company nor any of its Subsidiaries has any material liability for the Taxes of any Person (other than the Company and its Subsidiaries) under Treasury regulation section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract, or otherwise (other than pursuant to an agreement, Contract, arrangement or commitment entered into in the ordinary course of business and one of the primary purposes of such agreement, Contract, arrangement or commitment does not relate to the sharing, indemnity or allocation of Taxes, such as leases, credit agreements or bills of sale).

(v) The Company has made available to Parent true and correct copies of the federal income Tax Returns filed by the Company and its Subsidiaries for tax years 2007 through 2011.

(vi) There is no contract or agreement, plan or arrangement by the Company or its Subsidiaries covering any Person that, individually or collectively, would constitute compensation in excess of any applicable deduction limitation set forth in Section 162(m) of the Code.

(vii) Neither the Company nor any of its Subsidiaries has since January 1, 2010 distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(viii) Neither the Company nor any of the Subsidiaries has at any time participated in a “listed transaction” as defined in Section 6011 of the Code and the regulations thereunder, or any transaction substantially similar to the foregoing.

(ix) Neither the Company nor any of its Affiliates has taken or agreed to take any action, or is aware of any fact or circumstance, that would prevent the Mergers from qualifying as a reorganization within the meaning of Section 368 of the Code (a “368 Reorganization”).

(x) As used in this Agreement, (i) the term “Tax” (including, with correlative meaning, the term “Taxes,”) includes all federal, state, local and foreign income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy, escheat, unclaimed property and other taxes, duties or assessments of any kind in the nature of (or similar to) taxes whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, and (ii) the term “Tax Return” includes all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns, as well as attachments thereto and amendments thereof) required to be supplied to a Tax authority relating to Taxes.

(q) Labor Matters.

(i) The Company and its Subsidiaries are, and since January 1, 2010 have been, in compliance in all material respects with all applicable Laws relating to employment of labor, including all applicable Laws relating to wages, hours, collective bargaining, employment discrimination, civil rights, occupational safety and health, workers’ compensation, pay equity, classification of employees, and the collection and payment of withholding and/or social security Taxes. The Company and its Subsidiaries have since January 1, 2010 met in all material respects all requirements required by Law relating to the employment of foreign citizens, including all requirements of the Immigration and Naturalization Act, as amended, that relate to Forms I-9, and to the knowledge of the Company, neither the Company nor any of its Subsidiaries currently employs any Person who is not permitted to work in the jurisdiction in which such Person is employed.

(ii) Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or other labor union contract applicable to its employees and, to the knowledge of the Company, there are not any activities and proceedings of any labor union to organize any such employees.

(iii) Neither the Company nor any of its Subsidiaries is the subject of any material Proceeding asserting that the Company or any of its Subsidiaries has committed an unfair labor practice or any other violation of law relating to employee matters, nor since January 1, 2010 has there been any labor strike, work stoppage, work slow-down or lockout involving employees of the Company or any of its Subsidiaries. No material notices, reports, registrations or other filings are required to be made by the Company or any of its Subsidiaries with, nor are any material consents, registrations, approvals, permits or authorizations required to be obtained by the Company or any of its Subsidiaries from, any works counsel, labor union or similar labor entity or governing body in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby.

(r) Intellectual Property.

(i) The Company and its Subsidiaries collectively own, or are licensed or otherwise possess sufficient legal rights to use all Intellectual Property Rights used in or necessary for the conduct of, and that are material to the operations of, their respective businesses, as currently conducted, including without limitation all Intellectual Property Rights owned, licensed to, or used by the Company or any of its Subsidiaries that are necessary for and material to the Company’s and its Subsidiaries’ research, development, testing, manufacturing, marketing or sale of Augment, AugmentTM Injectable Bone Graft and AugmatrixTM Biocomposite Bone Graft (“Core Products”) (all such Intellectual Property Rights, collectively “Company Intellectual Property Rights”). As used herein, “Intellectual Property Rights” shall mean: all patents and filed patent applications (including, without limitation, divisions, continuations, requests for continued examination, continuations in part and renewal applications), patent rights, and any renewals, extensions, re-examinations, supplementary protection certificates or reissues thereof, in any jurisdiction (collectively, “Patents”); any rights available in registered and unregistered trademarks, trade names, service marks, brand names, certification marks, trade dress, logos, Internet domain names, and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application (collectively, “Trademarks”); trade secrets and rights in any jurisdiction to limit the use or disclosure thereof by any person; copyrights in published and unpublished writings and other works of authorship, copyrights in software, and available proprietary rights in data compilations in any jurisdiction, and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof; and all similar proprietary rights. All Patents, registered Trademarks, filed Trademark applications, registered copyrights and filed copyright applications owned by the Company or its Subsidiaries (collectively, “Registered Company Owned Intellectual Property”) are valid and enforceable, and have been maintained in accordance with commercially reasonable industry practices. To the knowledge of the Company, all Patents, registered Trademarks, filed Trademark applications, registered copyrights and filed copyright applications that are (A) licensed to the Company or its Subsidiaries and (B) material to the operations of their respective businesses, as currently conducted (collectively, “Registered Company Licensed Intellectual Property”), are valid and enforceable, and have been maintained in accordance with commercially reasonable industry practices. The Registered Company Owned Intellectual Property has been duly registered with or applied for in the United States Patent and Trademark Office, United States Copyright Office or other appropriate domestic or foreign filing office, and such registrations and applications remain in full force and effect (other than with respect to natural expiration). To the knowledge of the Company, the Registered Company Licensed Intellectual Property that is exclusively licensed to the Company or its Subsidiaries (collectively, “Registered Company Exclusively Licensed Intellectual Property”) has been duly registered with or applied for in the United States Patent and Trademark Office, United States Copyright Office or other appropriate domestic or foreign filing office, and such registrations and applications remain in full force and effect (other than with respect to natural expiration). Section 5.1(r)(i) of the Company Disclosure Letter contains a complete and accurate list of the Registered Company Owned Intellectual Property and all agreements pursuant to which the Company or its Subsidiaries license the Registered Company Licensed Intellectual Property. The Company and its Subsidiaries maintain assigned personnel, designated outside counsel, and procedures sufficient to prosecute, maintain, preserve and renew (as applicable) all Registered Company Owned Intellectual Property during the one hundred eighty (180) day period immediately following the date of this Agreement.

(ii) To the knowledge of the Company (A) the conduct of the respective businesses of the Company and its Subsidiaries, as currently conducted, does not infringe upon, constitute a misappropriation of, or otherwise violate any right, title, interest in or to any Intellectual Property Right of any third party, (B) neither the Company nor any of its Subsidiaries has received written notice of any claim, nor is any such claim pending or, to the knowledge of the Company, threatened, that any Registered Company Owned Intellectual Property or Registered Company Exclusively Licensed Intellectual Property is invalid or unenforceable, or conflicts with the asserted Intellectual Property Right of any third party, and (C) neither the Registered Company Owned Intellectual Property nor the Registered Company Exclusively Licensed Intellectual Property is being infringed upon, misappropriated or otherwise violated by any third party. To the Company’s knowledge, the manufacture, use, sale, offer for sale and import of the Core Products, the AugmentTM Rotator Cuff product candidate and the AugmentTM Chronic Tendinopathy product candidate does not infringe any claim of any issued Patent or published Patent application of any third party, except that of a licensor who has granted the Company or its applicable Subsidiaries a license under any such Patent. No court has ruled or otherwise held that any of the issued Patents owned by the Company or any of its Subsidiaries are invalid or unenforceable, and, to the knowledge of the Company, no court has ruled or otherwise held that any of the issued Patents included in the Registered Company Exclusively Licensed Intellectual Property are invalid or unenforceable. There are no pending or, to the knowledge of the Company, threatened, interference, re-examination, opposition or cancellation proceedings involving, or other proceedings challenging the validity, ownership or use of, the Registered Company Owned Intellectual Property. To the knowledge of the Company, there are no pending or threatened, interference, re-examination, opposition or cancellation proceedings involving, or other proceedings challenging the validity, ownership or use of, the Registered Company Exclusively Licensed Intellectual Property. The Company or its applicable Subsidiaries have the sole and exclusive right to bring actions for infringement or unauthorized use of the Registered Company Owned Intellectual Property.

(iii) No Registered Company Owned Intellectual Property will terminate or cease to be a valid right of the Company by reason of the execution and delivery of this Agreement by the Company, the performance of the Company of its obligations hereunder, or the consummation by the Company of the transactions contemplated by this Agreement. No Company Intellectual Property Agreement will terminate or cease to be a valid right of the Company by reason of the execution and delivery of this Agreement by the Company, the performance of the Company of its obligations hereunder, or the consummation by the Company of the transactions contemplated by this Agreement.

(iv) Neither the Company nor any of its Subsidiaries has entered into any consents, judgments, orders, indemnifications, forbearances to sue, settlement agreements, licenses or other arrangements in connection with the resolution of any disputes or Litigation Claims which (A) materially restrict the Company’s or any of its Subsidiaries’ right to use any Registered Company Owned Intellectual Property or Registered Company Licensed Intellectual Property, or (B) materially restrict the Company’s or any of its Subsidiaries’ businesses in any material manner in order to accommodate any third party’s Intellectual Property Right.

(v) The Company and its Subsidiaries have caused each employee, contractor, consultant and officer of the Company or its Subsidiaries that has made any material contribution to the creation or development of Company Intellectual Property Rights to enter into Contracts to assign and transfer to the Company or its Subsidiaries all Intellectual Property Rights created or developed by such employees, contractors, consultants and officers in the course of their employment or engagement by the Company or its Subsidiaries.

(vi) The Company and its Subsidiaries have taken commercially reasonable steps to maintain the confidentiality of their material trade secrets, and, to the Company’s knowledge, none of such trade secrets have been disclosed to any other Person, except pursuant to written confidentiality obligations. To the knowledge of the Company, there are no unauthorized uses, disclosures or infringements of any such trade secrets by any Person, except where such use, disclosure or infringement would not have, individually or in the aggregate, a Company Material Adverse Effect. The Company and its Subsidiaries have a policy requiring employees and certain consultants and contractors to execute a confidentiality and assignment agreement substantially in the Company’s standard form previously provided to Parent.

(vii) Section 5.1(r)(vii) of the Company Disclosure Letter contains a complete and accurate list of all material Contracts as of the date hereof (A) under which the Company or any of its Subsidiaries licenses any material Intellectual Property Rights from a third party (other than commercially available software licensed on standard terms) or (B) under which the Company or any of its Subsidiaries has licensed to any third party the right to use any material Intellectual Property Rights (other than non-exclusive licenses to customers as customary in the industry), in each case specifying the parties to the agreement (such agreements, the “Company Intellectual Property Agreements”). To the knowledge of the Company: (A) all Company Intellectual Property Agreements are in full force and effect, as the same may have been amended prior to the date hereof, and (B) neither the Company, its Subsidiaries nor any third party that is party to any Company Intellectual Property Agreement is in material breach thereof. The Company has not received written notice of any pending disputes regarding the scope of any Company Intellectual Property Agreements, performance under the Company Intellectual Property Agreements, or with respect to payments made or received under any Company Intellectual Property Agreements.

(s) Title to Properties. The Company and each of its Subsidiaries has good and valid title to all of its material real properties and physical assets, free and clear of all mortgages, liens, pledges, charges, security interests, encumbrances or other adverse claims of any kind in respect of such property or asset (collectively, “Liens”), except Permitted Liens. Section 5.1(s) of the Company Disclosure Letter sets forth a list of all real property currently leased, subleased, licensed or occupied by or from the Company or any of its Subsidiaries (the “Company Facilities”) and identifies all leases, lease guaranties, subleases and similar agreements relating to the Company’s occupancy of the Company Facilities and all amendments, terminations and modifications thereof (the “Company Leases”). All Company Leases and all leases pursuant to which the Company and each of its Subsidiaries leases from others material personal property are valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing default or event of default of the Company or any of its Subsidiaries or, to the knowledge of the Company, any other party (or any event which with notice or lapse of time, or both, would constitute such a default) that, individually or in the aggregate, would be reasonably likely to be material to the Company and its Subsidiaries taken as a whole or the operations of their respective businesses as currently conducted or would be reasonably likely to result in a termination or acceleration of a Company Lease. The Company and each of its Subsidiaries owns or leases all such properties as are material to its operations as now conducted. Neither the Company nor any of its Subsidiaries owns any real property or has ever owned any real property, nor is the Company or any of its Subsidiaries party to any agreement to purchase or sell any real property. There are no parties occupying, or with a right to occupy any Company Facilities other than the Company and its Subsidiaries.

(t) Material Contracts. For purposes of this Agreement, a “Material Contract” means each of the following: (i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Securities Act); (ii) any Contract with any employee, individual consultant or independent contractor that provides for annual compensation in excess of $150,000 and is not immediately terminable by the Company or any of its Subsidiaries without cost or liabilities, including any Contract requiring the Company to make a payment to any employee on account of the transactions contemplated by this Agreement (including the Merger) or any Contract that is entered into in connection with this Agreement; (iii) any collective bargaining agreement or other Contract with a labor organization; (iv) any material Contract providing for indemnification or any guaranty (in each case, under which the Company has continuing obligations as of the date hereof); (v) any material Contract containing any covenant, commitment or other obligation (A) limiting the right of the Company or any of its Subsidiaries to engage in any line of business, to make use of any Registered Company Owned Intellectual Property or to compete with any Person in any line of business, (B) granting any exclusive rights, (C) containing a “most favored nation” or similar provision, (D) prohibiting the Company or any of its Subsidiaries (or, after the Effective Time, Parent) from engaging in business with any Person or levying a fine, charge or other payment for doing so or (E) otherwise prohibiting or limiting the right of the Company or its Subsidiaries to develop, sell, distribute or manufacture any products or services, other than such Contracts that may be cancelled without continuing material obligations, restrictions or liabilities to the Company upon notice of thirty (30) days or less; (vi) any Contract (A) relating to the license, disposition or acquisition by the Company or any of its Subsidiaries of a material amount of assets other than in the ordinary course of business or (B) pursuant to which the Company or any of its Subsidiaries will acquire any material ownership interest in any other Person or other business enterprise other than the Company’s Subsidiaries; (vii) any Contract for the acquisition or disposition of any business; (viii) any material dealer, distributor, sales agency, joint marketing agreement, to jointly market any product, technology or service; (ix) any material Contract pursuant to which the Company or any of its Subsidiaries have continuing obligations to jointly develop any Intellectual Property Rights that will not be owned solely by the Company or one of its Subsidiaries; (x) any joint venture agreements, material development agreements, or material outsourcing arrangements (including material Contracts to assemble, manufacture and package any Company Product); (xi) any mortgages, indentures, guarantees, material loans or credit agreements, security agreements or other Contracts relating to the borrowing of money or material extension of credit, other than trade receivables and payables; (xii) any settlement Contract, other than (a) releases entered into with former employees or independent contractors of the Company in the ordinary course of business or (b) settlement Contracts only involving the payment of cash (which has been paid) in amounts that do not exceed $250,000 in any individual case; (xiii) any Contract with the federal government, any foreign government, any state or local government or any division, subdivision, department, agency or instrumentality thereof; (xiv) any Lease of, or purchase or sale Contract with respect to, any real property; (xv) any Contract with any healthcare provider (e.g., doctors and contract research organizations) of the Company or any of its Subsidiaries that may not be cancelled without material liability to the Company upon notice of thirty (30) days or less; (xvi) any Contract that provides for payment obligations by the Company or any of its Subsidiaries of $100,000 or more in any individual case and is not disclosed pursuant to clauses (i) through (xv) above; and (xvii) any Contract, the termination or breach of which would be reasonably expected to have a Company Material Adverse Effect and is not disclosed pursuant to clauses (i) through (xv) above. Other than Material Contracts filed as an exhibit to the Company Reports, Section 5.1(t) of the Company Disclosure Letter contains a complete and accurate list of all Material Contracts to which the Company or any of its Subsidiaries is a party or which bind or affect their respective properties or assets, and identifies each subsection of Section 5.1(t) that describes such Material Contract. The Company has delivered or made available to Parent complete and correct copies of each such Material Contract. To the knowledge of the Company, each Material Contract is valid and binding on the Company (and/or each such Subsidiary of the Company, as the case may be) and is in full force and effect, and neither the Company nor any of its Subsidiaries party thereto, nor, to the knowledge of the Company, any other party thereto, is in breach of, or default under, in any material respect, any such Material Contract, and to the knowledge of the Company no event has occurred that with notice or lapse of time or both would constitute such a breach or default thereunder in any material respect by the Company or any of its Subsidiaries, or, to the knowledge of the Company, any other party thereto. Neither the Company nor any of its Subsidiaries has received any written notice or other communication regarding any actual or alleged violation or breach of or default under, or intention to cancel or modify, any Material Contract. Neither the Company nor any of its Subsidiaries has entered into any standstill agreement with any third party (or other agreement containing a standstill provision) that does not automatically terminate upon the execution of this Agreement.

(u) Product Liability. No product liability claims have been asserted in writing against the Company or any of its Subsidiaries or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries relating to any of their products or product candidates developed, tested, manufactured, marketed, distributed or sold by the Company or any of its Subsidiaries, except for claims that, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Effect. There is no judgment, order or decree outstanding against the Company or any of its Subsidiaries relating to product liability claims or assessments.

(v) Insurance. The Company maintains for itself and its Subsidiaries insurance policies covering the assets, business, equipment, properties, operations, employees, directors and officers, and product warranty and liability claims, and such other forms of insurance in such amounts, with such deductibles and against such risks and losses as, in its judgment, are reasonable for the business and assets of the Company and its Subsidiaries. All such insurance policies are in full force and effect, all premiums due and payable thereon have been paid, and the Company and its Subsidiaries are otherwise in compliance in all material respects with the terms and conditions of such policies and bonds.

(w) Company Vote Required. The affirmative vote of the holders of a majority of the shares of Company Common Stock outstanding on the record date for such vote and entitled to vote thereon (the “Company Requisite Vote”) is the only vote of the holders of any class or series of capital stock of the Company that is or will be necessary for the adoption of this Agreement by the Company or for the Company to consummate the transactions contemplated hereby (including, without limitation, the Merger).

(x) Suppliers. To the knowledge of the Company, there are no facts concerning the Company’s suppliers of active ingredients, bulk chemical products and finished drug products that would reasonably be expected to result in any material interruption (whether due to a regulatory, including without limitation, customs, manufacturing, intellectual property or any other issue) of the timely supply by such suppliers to the Company and its Subsidiaries of any such materials. No such supplier has notified the Company or any of its Subsidiaries in writing that it intends to terminate or materially alter the terms of its relationship with the Company and its Subsidiaries. To the knowledge of the Company, the conduct of the businesses of such suppliers, at the locations from which products or ingredients are produced for the Company or any of its Subsidiaries, are in compliance in all material respects with all applicable Laws, including the regulations of the FDA.

(y) Transactions with Affiliates. No present or former Affiliate of the Company or any of its Subsidiaries has or, since December 31, 2009, has had, (i) any significant interest in any material property (whether real, personal or mixed and whether tangible or intangible) used in or pertaining to any of the businesses of the Company or any of its Subsidiaries, (ii) any material business dealings or a material financial interest in any transaction with the Company or any of its Subsidiaries (other than compensation and benefits received in the ordinary course of business as an employee or director of the Company or any of its Subsidiaries) or (iii) any material equity interest or any other material financial or profit interest in any Person that has had material business dealings or a material financial interest in any transaction with the Company or any of its Subsidiaries.

(z) Brokers and Finders. Except for Goldman, Sachs & Co. (the “Company Advisor”), neither the Company nor any of its Affiliates has incurred any liability for any brokerage fees, commissions or finders fees to any broker or finder employed or engaged thereby in connection with the Merger or the other transactions contemplated in this Agreement. The Company has made available to Parent a true and complete copy of its engagement letter (including all amendments thereto) with the Company Advisor, which engagement letter (as so amended) sets forth the fees of the Company Advisor payable by the Company and its Affiliates in connection with the transactions contemplated by this Agreement.

(aa) Opinion of Financial Advisor. The Company has received an opinion of the Company Advisor to the effect that, as of its date and based upon and subject to the limitations, qualifications and assumptions set forth therein, the Merger Consideration is fair from a financial point of view to the stockholders of the Company. As soon as practicable following the date hereof, an executed copy of the aforementioned opinion will be made available to Parent for informational purposes only.

(bb) No Other Representations or Warranties. Except for the representations and warranties contained in this Section 5.1, neither the Company nor any other Person makes any other express or implied representation or warranty on behalf of the Company or any of its Subsidiaries.

5.2 Representations and Warranties of Parent, Merger Sub and Sister Subsidiary.

Except as disclosed in (i) and reasonably apparent on the face of the disclosure contained in Parent’s Annual Report on Form 10-K for the year ended December 31, 2011, Parent’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, Parent’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, Parent’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, or any of Parent’s Current Reports on Form 8-K dated after December 31, 2011 filed by Parent with the SEC prior to the date hereof (excluding any disclosures set forth therein to the extent that they do not relate to historical or existing facts, events, changes, effects, developments, conditions or occurrences and excluding any disclosures set forth therein to the extent that they are predictive, cautionary or forward-looking in nature, including risk factor disclosure) and, for the avoidance of doubt, without giving effect to any event occurring subsequent to the date that any such public filing was filed, or (ii) the Parent Disclosure Letter, Parent, Merger Sub and Sister Subsidiary each represents and warrants, jointly and severally, to the Company that:

(a) Organization, Good Standing and Qualification. Each of Parent, Merger Sub, Sister Subsidiary and each of Parent’s other Subsidiaries is validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own and operate its material properties and assets and to carry on its business as currently conducted in all material respects and is qualified to do business and is in good standing in each jurisdiction where the ownership or operation of its properties and assets or conduct of its business requires such qualification, except where the failure to be so qualified or be in good standing would not be reasonably likely to have, either individually or in the aggregate, a Parent Material Adverse Effect or to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the transactions contemplated hereby. Parent has made available to the Company a complete and correct copy of the Organizational Documents of Parent, Merger Sub and Sister Subsidiary, each as amended and in effect. The Organizational Documents of Parent, Merger Sub and Sister Subsidiary so made available to the Company are in full force and effect.

As used in this Agreement, the term “Parent Material Adverse Effect” means any event, change, circumstance, effect, development or state of facts that, individually or in the aggregate, (x) has or would reasonably be expected to have a material adverse effect on the business condition (financial or otherwise), assets, liabilities, properties or results of operations of Parent and its Subsidiaries taken as a whole, other than any such event, change, circumstance, effect, development or state of facts resulting from or arising out of (i) any change, after the date hereof, in applicable Law or U.S. GAAP, (ii) general changes in the U.S. or foreign economies or capital markets, (iii) changes in general conditions arising after the date hereof affecting the industry in which Parent operates, (iv) natural disasters, acts of war, terrorism or other force majeure events,

(v) public announcement or pendency of this Agreement or the transactions contemplated hereby, (vi) any litigation brought by any current or former stockholders of Parent (on their own behalf or on behalf of Parent) against Parent and/or the board of directors of Parent (the “Parent Board”) relating specifically to this Agreement or the Merger; (vii) any failure by Parent to meet published analysts’ estimates, internal or external projections or forecasts of revenues, earnings or other financial or business metrics, in and of itself (it being understood that the underlying cause(s) of any such failure may be taken into account unless otherwise excluded by this definition), (viii) any decline in the market price or change in the trading volume of the Parent Common Stock, in and of itself (it being understood that the underlying cause(s) of any such decline or change may be taken into account unless otherwise excluded by this definition), except in the case of the preceding clauses (i), (ii), and (iii) to the extent that such effects have a disproportionate impact on Parent and its Subsidiaries taken as a whole as compared to other companies in the same industry as Parent, or (y) prevents, materially delays or materially impairs the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement.

(b) Capital Structure.

(i) As of November 14, 2012, the authorized share capital of Parent consists of (A) 100,000,000 shares of Parent Common Stock, of which 39,680,384 shares were issued and outstanding and (B) 5,000,000 shares of preferred stock of Parent, none of which were issued and outstanding. All of the issued and outstanding shares of Parent Common Stock and all shares of Parent Common Stock which are to be issued pursuant to the Merger have been duly authorized and will be, when issued in accordance with the terms of this Agreement, validly issued, fully paid and nonassessable and are not subject to any preemptive or similar right. Each of the outstanding shares of capital stock, ownership interests or other securities of each of Parent’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and is owned by Parent or a direct or indirect wholly owned Subsidiary of Parent, free and clear of any Lien, pledge, security interest, claim or other encumbrance. Except pursuant to Parent’s stock plans (collectively, the “Parent Stock Plans”), there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements or commitments to issue or to sell any shares of capital stock, ownership interests or other securities of Parent or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of Parent or any of its Subsidiaries, and no securities or obligations evidencing such rights authorized, issued or outstanding.

(ii) As of November 14, 2012, there were 4,021,810 shares of Parent Common Stock subject to outstanding options to purchase shares of Parent Common Stock (“Parent Options”), and 1,576,759 shares of Parent Common Stock were reserved for future option grants. All shares of Parent Company Stock that may be issued pursuant to the Parent Stock Plans will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued and will be fully paid and non-assessable. With respect to the Parent Options, each such grant was properly accounted for in all material respects in accordance with U.S. GAAP in the consolidated financial statements (including the related notes thereto) of Parent and its Subsidiaries contained in the Parent Reports.

(c) Operation of Merger Sub and Sister Subsidiary. All of the issued and outstanding capital stock of Merger Sub and Sister Subsidiary is, and at the Effective Time will be, owned by Parent or a direct or indirect wholly owned Subsidiary of Parent. Merger Sub and Sister Subsidiary were formed solely for purposes of effecting the Merger and Subsequent Merger, respectively. Merger Sub and Sister Subsidiary have not conducted any business prior to the date hereof and have no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to their formation and pursuant to this Agreement and the Merger, the Subsequent Merger and the other transactions contemplated by this Agreement.

(d) Corporate or Limited Liability Company Authority.

(i) Each of Parent, Merger Sub and Sister Subsidiary has all requisite corporate or limited liability company, as applicable, power and authority and has taken all corporate or limited liability company, as applicable, action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby, subject only to receipt of the approval of Parent as the sole stockholder of Merger Sub and the Parent Required Statutory Approvals. This Agreement has been duly executed and delivered by Parent, Merger Sub and Sister Subsidiary and, assuming due authorization, execution and delivery by the Company, is a valid and legally binding agreement of Parent, Merger Sub and Sister Subsidiary, enforceable against each of Parent, Merger Sub and Sister Subsidiary in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(ii) The Boards of Directors of Parent and Merger Sub and the board of directors (or other governing body) of Sister Subsidiary have approved and adopted this Agreement and the transactions contemplated hereby (including, without limitation, the Mergers). Immediately following the execution of this Agreement, Parent, as the sole stockholder of Merger Sub and as the sole member of Sister Subsidiary, will approve this Agreement and the transactions contemplated hereby (including, without limitation, the Mergers).

(e) Governmental Filings; No Violations.

(i) Other than any reports, filings, registrations, approvals and/or notices (A) required to be made pursuant to Section 1.3, (B) required to be made under the HSR Act, the Securities Act and the Exchange Act and state securities and “blue sky” laws (including, without limitation, the filing of the S-4 Registration Statement), (C) required to be made with The NASDAQ Global Select Market, and (D) may required to be made for the qualification of the CVR Agreement under the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), if required by Law, (items (B), (C) and (D), the “Parent Required Statutory Approvals”), no notices, reports, registrations or other filings are required to be made by Parent, Merger Sub or Sister Subsidiary with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Parent, Merger Sub or Sister Subsidiary from, any Governmental Entity, in connection with the execution and delivery by Parent, Merger Sub or Sister Subsidiary of this Agreement and the consummation by Parent, Merger Sub or Sister Subsidiary of the Merger and the other transactions contemplated hereby, except for those that the failure to make or obtain would not be reasonably likely to have, either individually or in the aggregate, a Parent Material Adverse Effect.

(ii) The execution, delivery and performance of this Agreement by Parent, Merger Sub or Sister Subsidiary do not, and the consummation by Parent, Merger Sub or Sister Subsidiary of the Merger, the Subsequent Merger and the other transactions contemplated hereby will not, constitute or result in (A) breach or violation of, or a default under, the Organizational Documents of Parent or any of Parent’s Subsidiaries, (B) a breach or violation of, or a default under, the acceleration of any obligations, the loss of any right or benefit or the creation of a Lien on the assets of Parent or any of Parent’s Subsidiaries (with or without notice, lapse of time or both) pursuant to any Contracts binding upon Parent or any of Parent’s Subsidiaries or any Law or governmental or non-governmental permit or license to which Parent or any of Parent’s Subsidiaries is subject or (C) any change in the rights or obligations of any party under any of the Contracts, except, in the case of clause (B) or (C) above, for any breach, violation, default, acceleration, creation or change that would not be reasonably likely to have, either individually or in the aggregate a Parent Material Adverse Effect.

(f) Parent Reports; Financial Statements.

(i) The filings required to be made by Parent since December 31, 2009 under the Securities Act and the Exchange Act have been filed with or furnished to the SEC, including all forms, statements, reports, agreements (oral or written) and all documents, exhibits, amendments and supplements appertaining thereto, and complied, as of their respective dates, in all material respects with all applicable requirements of the appropriate statutes and the rules and regulations thereunder (collectively, including any amendments of any such reports filed with or furnished to the SEC by Parent prior to the date hereof, the “Parent Reports”). None of the Parent Reports, as of their respective dates, after giving effect to any amendments or supplements thereto filed prior to the date hereof, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein not misleading.

(ii) The consolidated financial statements of Parent and its Subsidiaries included in the Parent Reports complied, as of the dates thereof, as to form in all material respects with the applicable rules and regulations of the SEC with respect thereto. The consolidated financial statements of Parent and its Subsidiaries included in or incorporated by reference into the Parent Reports (including the related notes and schedules) present fairly, in all material respects, the financial position of Parent and its Subsidiaries as of the date thereof, and the results of operations and cash flows for the periods set forth therein (subject, in the case of unaudited statements, to the absence of notes and normal year-end audit adjustments), in each case in conformity with U.S. GAAP, except as may be noted therein. Any change by Parent in the accounting principles, practices or methods used in such financial statements of Parent and its Subsidiaries included in the Parent Reports has been appropriately disclosed in such financial statements.

(iii) Parent’s disclosure controls and procedures (as defined in sections 13a-15(e) and 15d-15(e) of the Exchange Act) effectively enable Parent to comply with, and the appropriate officers of Parent to make all certifications required under, the Sarbanes-Oxley Act; and Parent has implemented a system of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Since December 31, 2009, there has not been any material change in Parent’s internal control over financial reporting.

(g) Independent Auditors. KPMG LLP, Parent’s current auditors, to the knowledge of Parent, is and has been at all times since January 1, 2010 (x) “independent” with respect to Parent within the meaning of Regulation S-X promulgated by the SEC and (y) to the knowledge of Parent, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act (to the extent applicable) and the related rules of the SEC and the Public Company Accounting Oversight Board. All non-audit services performed by Parent’s auditors for Parent or its Subsidiaries that were required to be approved in accordance with Section 202 of the Sarbanes-Oxley Act were so approved.

(h) NASDAQ Rules and Regulations. Parent is in material compliance with the applicable listing and corporate governance rules and regulations of The NASDAQ Global Select Market.

(i) Information Supplied. None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in (i) the S-4 Registration Statement or any amendment or supplement thereto will, at the time such S-4 Registration Statement or any amendment or supplement thereto is filed with the SEC or at the time such S-4 Registration Statement becomes effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein not misleading or (ii) the Proxy Statement/Prospectus will, at the date of mailing to holders of Company Common Stock and at the time of the Company Stockholders Meeting to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. When filed, the S-4 Registration Statement will comply as to form in all material respects with the requirements of the Securities Act and the rules and regulations thereunder. No representation or warranty is made by Parent with respect to statements made or incorporated by reference therein based on information supplied by the Company for inclusion or incorporation by reference in the Proxy Statement/Prospectus or the S-4 Registration Statement.

(j) No Undisclosed Liabilities. There are no liabilities or obligations of Parent or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, known or unknown, determined, determinable or otherwise, required by U.S. GAAP to be set forth in Parent’s consolidated financial statements included in the Parent Reports, and there is no existing condition, situation or set of circumstances that could be reasonably expected to result in such a liability or obligation, other than: (i) liabilities or obligations disclosed and provided for in Parent’s balance sheet as of June 30, 2012 included in the Parent Reports or in the notes thereto; (ii) liabilities or obligations incurred in the ordinary course of business consistent with past practices since June 30, 2012; (iii) liabilities and obligations under this Agreement; (iv) liabilities and obligations under Contracts in effect as of the date hereof; and (v) liabilities or obligations that are not reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect.

(k) Absence of Certain Changes. Since June 30, 2012, except as expressly contemplated by this Agreement, Parent and its Subsidiaries taken as a whole have conducted their business only in, and have not engaged in any material transaction other than according to, the ordinary and usual course of such business and there has not been a Parent Material Adverse Effect.

(l) Litigation. There are no Litigation Claims pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries, except for those that would not be reasonably likely to have, either individually or in the aggregate, a Parent Material Adverse Effect. There are no material SEC inquiries or investigations, other material governmental inquiries or investigations or material internal investigations pending, or to the knowledge of Parent, threatened, in each case regarding any accounting practices of Parent or any of its Subsidiaries or any malfeasance by any director (or any Person in a similar capacity) or executive officer of Parent or any of its Subsidiaries.

(m) Compliance with Laws. The Company and its Subsidiaries are in material compliance with applicable Laws and Permits required to conduct their businesses as currently conducted.

(n) Tax Matters. Parent and each of its Subsidiaries (i) have duly and timely filed (taking into account any extension of time within which to file) all income and other material Tax Returns required to be filed by any of them as of the date hereof and all such filed Tax Returns are complete and accurate in all material respects; (ii) (A) have timely paid all material Taxes that are shown as due on such filed Tax Returns and any other material Taxes that Parent or any of its Subsidiaries are otherwise obligated to pay, except with respect to matters contested in good faith or that are not yet due and payable and (B) no material penalties or charges are due with respect to the late filing of any Tax Return required to be filed by or with respect to any of them on or before the Effective Time; (iii) with respect to all income and other material Tax Returns filed by or with respect to any of them have not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency; and (iv) as of the date hereof, do not have any deficiency, or any such audits, examinations, investigations or other proceedings in respect of Taxes or Tax matters pending or proposed or threatened in writing. Neither Parent nor any of its Affiliates has taken or agreed to take any action or is aware of any facts or circumstances that would prevent the Mergers from qualifying as a 368 Reorganization.

(o) Intellectual Property.

(i) Parent and each of its Subsidiaries owns, or is licensed or otherwise possesses sufficient legally enforceable rights to use and enforce all Intellectual Property Rights used in or necessary for the conduct of, and that are material to the operations of, its business as currently conducted, including without limitation all Intellectual Property Rights owned, licensed to, or used by Parent or any of its Affiliates that are necessary for and material to Parents’ and its Subsidiaries research, development, testing, manufacturing, marketing or sale of all products currently commercialized by Parent or its Subsidiaries (all such Intellectual Property Rights, collectively “Parent Intellectual Property Rights”). All Patents, registered Trademarks, filed Trademark applications, registered copyrights and filed copyright applications owned by Parent or its Subsidiaries (collectively, “Registered Parent Owned Intellectual Property”) are valid and enforceable, and have been maintained in accordance with commercially reasonable industry practices. To the knowledge of Parent, all Patents, registered Trademarks, filed Trademark applications, registered copyrights and filed copyright applications that are (A) licensed to Parent or its Subsidiaries and (B) material to the operations of their respective businesses, as currently conducted (collectively, “Registered Parent Licensed Intellectual Property”), are valid and enforceable, and have been maintained in accordance with commercially reasonable industry practices. The Registered Parent Owned Intellectual Property has been duly registered with or applied for in the United States Patent and Trademark Office, United States Copyright Office or other appropriate domestic or foreign filing office, and such registrations and applications remain in full force and effect (other than with respect to natural expiration). To the knowledge of Parent, the Registered Parent Licensed Intellectual Property that is exclusively licensed to Parent or its Subsidiaries (collectively, “Registered Parent Exclusively Licensed Intellectual Property”) has been duly registered with or applied for in the United States Patent and Trademark Office, United States Copyright Office or other appropriate domestic or foreign filing office, and such registrations and applications remain in full force and effect (other than with respect to natural expiration).

(ii) To the knowledge of Parent, (A) the conduct of the respective businesses of Parent and its Subsidiaries, as currently conducted, does not infringe upon, constitute a misappropriation of, or otherwise violate any right, title, interest in or to any, Intellectual Property Right of any third party, (B) neither Parent nor any of its Subsidiaries has received written notice of any claim, nor is any such claim pending or, to the knowledge of Parent, threatened, that any Registered Parent Owned Intellectual Property or Registered Parent Exclusively Licensed Intellectual Property is invalid or unenforceable, or conflicts with the asserted Intellectual Property Right of any third party, and (C) neither the Registered Parent Owned Intellectual Property nor the Registered Parent Exclusively Licensed Intellectual Property is being infringed upon, misappropriated or otherwise violated by any third party. To Parent’s knowledge, the manufacture, use, sale, offer for sale and import of any product currently marketed by Parent or its Subsidiaries does not infringe any claim of any issued Patent or published patent application of any third party, except that of a licensor who has granted Parent or its applicable Subsidiaries a license under such patent. No court has ruled or otherwise held that any of the issued Patents owned by Parent or any of its Subsidiaries are invalid or unenforceable, and, to the knowledge of Parent, no court has ruled or otherwise held that any of the issued Patents included in the Registered Parent Exclusively Licensed Intellectual Property are invalid or unenforceable. There are no pending or, to the knowledge of Parent, threatened, interference, re-examination, opposition or cancellation proceedings involving, or other proceedings challenging the validity, ownership or use of, the Registered Parent Owned Intellectual Property. To the knowledge of Parent, there are no pending or threatened, interference, re-examination, opposition or cancellation proceedings involving, or other proceedings challenging the validity, ownership or use of, the Registered Parent Exclusively Licensed Intellectual Property. Parent or its applicable Subsidiaries have the sole and exclusive right to bring actions for infringement or unauthorized use of the Registered Parent Owned Intellectual Property.

(iii) No Registered Parent Owned Intellectual Property will terminate or cease to be a valid right of Parent by reason of the execution and delivery of this Agreement by Parent, the performance by Parent of its obligations hereunder, or the consummation by Parent of the transactions contemplated by this Agreement. No Parent Intellectual Property Agreement will terminate or cease to be a valid right of Parent by reason of the execution and delivery of this Agreement by Parent, the performance of Parent of its obligations hereunder, or the consummation by Parent of the transactions contemplated by this Agreement.

(iv) Neither Parent nor any of its Subsidiaries has entered into any consents, judgments, orders, indemnifications, forbearances to sue, settlement agreements, licenses or other arrangements in connection with the resolution of any disputes or Litigation Claims which (A) materially restrict Parent’s or any of its Subsidiaries’ right to use any Registered Parent Owned Intellectual Property or Registered Parent Licensed Intellectual Property, or (B) materially restrict Parent’s or any of its Subsidiaries’ businesses in any manner in order to accommodate any third party’s Intellectual Property Right.

(v) Parent and its Subsidiaries have caused each employee, contractor, consultant and officer of Parent or its Subsidiaries that has made any material contribution to the creation or development of Parent Intellectual Property Rights to enter into Contracts to assign and transfer to Parent or its Subsidiaries all Intellectual Property Rights created or developed by such employees, contractors, consultants and officers in the course of their employment or engagement by Parent or its Subsidiaries.

(vi) Parent and its Subsidiaries have taken commercially reasonable steps to maintain the confidentiality of their material trade secrets, and, to Parent’s knowledge, none of such trade secrets have been disclosed to any other Person, except pursuant to written confidentiality obligations. To the knowledge of Parent, there are no unauthorized uses, disclosures or infringements of any such trade secrets by any Person, except where such use, disclosure or infringement would not have, individually or in the aggregate, a Parent Material Adverse Effect. Parent and its Subsidiaries have a policy requiring employees and certain consultants and contractors to execute a confidentiality and assignment agreement substantially in Parent’s standard form previously provided to the Company.

(vii) To the knowledge of Parent: (A) all material Contracts as of the date hereof (x) under which Parent or any of its Subsidiaries licenses any material Intellectual Property Rights from a third party or (y) under which Parent or any of its Subsidiaries has licensed to any third party the right to use any material Intellectual Property Rights (such agreements, the “Parent Intellectual Property Agreements”) are in full force and effect, as the same may have been amended prior to the date hereof, and (B) neither Parent, its Subsidiaries nor any third party that is party to any Parent Intellectual Property Agreement is in material breach thereof. Parent has not received written notice of any pending disputes regarding the scope of any Parent Intellectual Property Agreements, performance under the Parent Intellectual Property Agreements, or with respect to payments made or received under any Parent Intellectual Property Agreements.

(p) Title to Properties. Parent and each of its Subsidiaries has good and valid title to all of its material properties and assets, free and clear of all Liens, except for Permitted Liens and such Liens or other imperfections of title, if any, that, individually or in the aggregate, are not reasonably likely to have a Parent Material Adverse Effect.

(q) Insurance. Parent maintains for itself and its Subsidiaries insurance policies covering the assets, business, equipment, properties, operations, employees, directors and officers, and product warranty and liability claims, and such other forms of insurance in such amounts, with such deductibles and against such risks and losses as, in its judgment, are reasonable for the business and assets of Parent and its Subsidiaries. All such insurance policies are in full force and effect, all premiums due and payable thereon have been paid, and Parent and its Subsidiaries are otherwise in compliance in all material respects with the terms and conditions of such policies and bonds.

(r) Brokers and Finders. Except for J.P. Morgan Securities, LLC, the fees, commissions and expenses of which will be paid by Parent, neither Parent, Merger Sub nor any of their respective Affiliates has incurred any liability for any brokerage fees, commissions or finders fees to any broker or finder employed or engaged thereby in connection with the Merger or the other transactions contemplated in this Agreement for which the Company (other than the Final Surviving Entity from and after the Effective Time) would be liable.

(s) Financial Capability; Parent Common Stock. Parent will have at the Effective Time, and taking into account the Company’s resources, sufficient funds available to pay the Cash Consideration and all amounts payable in lieu of fractional shares pursuant to Section 3.2(f). Parent will have at the Effective Time sufficient authorized but unissued shares of Parent Common Stock to issue the Stock Consideration pursuant to Section 3.1(c)(i).

(t) Ownership of Shares. None of Parent or any of Parent’s “Affiliates” or “Associates” directly or indirectly “owns,” and at all times during the three (3) year period prior to the date of this Agreement, none of Parent or any of Parent’s “Affiliates” or “Associates” has “owned,” beneficially or otherwise, any shares of Company Common Stock, and neither Parent, Merger Sub nor Sister Subsidiary is, nor at any time during the three (3) year period prior to the date hereof has been, an “interested stockholder,” as those terms (in quotation marks) are defined in Section 203 of the DGCL.

(u) No Parent Vote Required. No vote of the holders of shares of Parent Common Stock is or will be necessary for the adoption of this Agreement by Parent or for Parent to consummate the transactions contemplated hereby (including, without limitation, the Merger).

(v) No Other Representations or Warranties. Except for the representations and warranties contained in this Section 5.2, neither Parent nor any other Person makes any other express or implied representation or warranty on behalf of Parent or any of its Subsidiaries.

ARTICLE VI

CONDUCT OF BUSINESS PENDING THE MERGER

6.1 Covenants of the Company.

The Company covenants and agrees as to itself and its Subsidiaries that, from and after the date hereof and continuing until the Effective Time, except as set forth in Section 6.1 of the Company Disclosure Letter, expressly required by this Agreement, required by applicable Law, or with the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed:

(a) the Company and its Subsidiaries shall conduct their respective businesses only in the ordinary course of business consistent with past practice and, to the extent consistent therewith, it and its Subsidiaries shall use their respective reasonable best efforts to (i) preserve its business organization intact and maintain its existing relations and goodwill with customers, suppliers, partners, licensors, distributors, creditors, lessors, employees, collaborators, and business associates, (ii) maintain and keep material properties and assets in good repair and condition, (iii) maintain in effect all material Permits pursuant to which such party or any of its Subsidiaries currently operates, (iv) comply with applicable Law and (v) take such actions as are reasonable to prosecute, maintain and enforce all material Registered Company Owned Intellectual Property consistent with past practice in the ordinary course of business;

(b) neither the Company nor any of its Subsidiaries shall (i) propose, make or adopt any amendments to its Organizational Documents; (ii) split, combine or reclassify its outstanding shares of capital stock; (iii) declare, set aside or pay any dividend or make any distribution (whether payable in cash, stock or property) in respect of any capital stock (other than dividends from its direct or indirect wholly owned Subsidiaries to the Company or a wholly owned Subsidiary), (iv) repurchase, redeem or otherwise acquire any shares of its capital stock or any securities convertible into or exchangeable or exercisable for any shares of its capital stock or permit any of its Subsidiaries to purchase or otherwise acquire, any shares of its capital stock or any securities convertible into or exchangeable or exercisable for any shares of its capital stock, (v) enter into any Contract, understanding or arrangement with respect to the sale, voting, pledge, encumbrance, disposition, acquisition, transfer, registration or repurchase of its capital stock or such securities or other rights or (vi) register for sale, resale or other transfer any capital stock under the Securities Act on behalf of the Company or any other Person;

(c) neither the Company nor any of its Subsidiaries shall issue, sell, pledge, dispose of or encumber any shares of, or securities convertible into or exchangeable or exercisable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of its capital stock of any class or any other property or assets (which shares of capital stock, for purposes of this Agreement shall be deemed to include “phantom” stock or other commitments that provide any right to receive value or benefits similar to such capital stock, securities or other rights) (other than as contemplated in clause (i)(iii) below and shares of Company Common Stock issuable pursuant to options (whether or not vested) outstanding on the date hereof under the Company Option Plans as in effect on the date hereof);

(d) neither the Company nor any of its Subsidiaries shall transfer, lease, license, guarantee, sell, mortgage, pledge, dispose of or encumber any other property or assets (including capital stock of any of its Subsidiaries) other than transactions or one or more series of transactions, whether or not related, not in excess of $100,000 in the aggregate and except sales of inventory in the ordinary course of business;

(e) neither the Company nor any of its Subsidiaries shall, by any means, make any acquisition of, or investment in, assets or stock (whether by way of merger, consolidation, tender offer, share exchange or other activity) in any transaction or any series of transactions (whether or not related) for an aggregate purchase price or prices, including the assumption of any debt, in excess of $100,000 in the aggregate in any calendar year, except for investments in money markets, short-term treasury securities and other short-term investment for cash management purposes;

(f) neither the Company nor any of its Subsidiaries shall, other than in the ordinary course of business (i) enter into, modify, amend, renew, extend or terminate any Material Contract, (ii) waive, release, relinquish or assign any such Contract (or any of the material rights of the Company, or any of its Subsidiaries thereunder), right or claim, or (iii) cancel or forgive any material indebtedness owed to the Company or any of its Subsidiaries;

(g) neither the Company nor any of its Subsidiaries shall enter into, modify, amend, renew, extend or terminate any Contract with any healthcare provider to the Company or any of its Subsidiaries, other than any sales contracts with such healthcare providers entered into in the ordinary course of business;

(h) neither the Company nor any of its Subsidiaries shall (i) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, recapitalization or other similar reorganization, or (ii) accelerate or delay collection of notes or accounts receivable in advance of or beyond their regular due dates, other than in the usual and ordinary course of business;

(i) neither the Company nor any of its Subsidiaries shall terminate, establish, adopt, enter into, make any new grants or awards under, amend or otherwise modify any Company Compensation and Benefit Plans or increase the salary, wage, bonus or other compensation of any employees, except for (i) salary or wage increases for employees, occurring in the ordinary course of business consistent with past practice and associated with normal periodic compensation reviews, provided that such salary and wage increases shall not exceed in the aggregate four percent (4%) of the current salaries or wages of the employees who receive such increases; (ii) cash or equity incentive bonuses for 2012, granted and paid in the ordinary course of business consistent with past practice and not exceeding in the aggregate the amount set forth on Section 6.1(i)(ii) of the Company Disclosure Letter, (iii) actions necessary to satisfy applicable Law or existing contractual obligations under Company Compensation and Benefit Plans or agreements existing as of the date hereof or (iv) in connection with retention agreements entered into with an aggregate value of up to $3,100,000;

(j) neither the Company nor any of its Subsidiaries shall (i) grant, transfer, dispose of, amend, modify or permit to lapse any right, title or interest to any material Registered Company Owned Intellectual Property or material Registered Company Exclusively Licensed Intellectual Property (or enter into any Contract or commitment to do the foregoing), or encumber, impair, abandon, fail to diligently maintain, transfer or otherwise dispose of any right, title or interest in any material Registered Company Owned Intellectual Property or material Registered Company Exclusively Licensed Intellectual Property or (ii) divulge, furnish or make accessible any Company trade secrets to any third party;

(k) the Company shall, and shall cause its Subsidiaries to, maintain with financially responsible insurance companies (or through self insurance) insurance in such amounts and against such risks and losses as are consistent with the insurance maintained by such party and its Subsidiaries as of the date hereof;

(l) except as may be required by applicable Law and except to the extent required by U.S. GAAP, neither the Company nor any of its Subsidiaries shall change any accounting principle, practice or method in any manner;

(m) the Company and each of its Subsidiaries shall (i) file all material Tax Returns required to be filed with any taxing authority in accordance with all applicable Laws, (ii) timely pay all material Taxes due and payable as shown in the respective Tax Returns that are so filed and, as of the time of filing, the Tax Returns will be based on tax positions that have substantial support, and (iii) promptly notify Parent of any action, suit, proceeding, investigation, audit or claim initiated or pending against or with respect to the Company or any of its Subsidiaries in respect of any Tax where there is a reasonable possibility of a determination or decision that would reasonably be likely to have a Company Material Adverse Effect on the Company or its Subsidiaries;

(n) neither the Company nor any of its Subsidiaries shall make any material Tax election or settle or compromise any material Tax liability;

(o) neither the Company nor any of its Subsidiaries shall enter into any Contract that (i) purports to limit or prohibit the Company or any of its Affiliates, including, after the Effective Time, Parent or its Affiliates or Subsidiaries or the Surviving Company, (A) from competing with any other Person, (B) from acquiring any product or other asset or any services from any other Person, (C) from developing, selling, supplying, distributing, offering, supporting or servicing any product or any technology or other asset to or for any other Person or (D) from transacting business or dealing in any other manner with any other Person or (ii) (A) provides for the making of any payment as a result of the transactions contemplated by this Agreement, (B) would result in the occurrence of a change in the rights or obligations of the Company or its

Subsidiaries as a result of the transactions contemplated by this Agreement, (C) would result in the occurrence of a change in the rights or obligations or the counterparty thereto as a result of the transactions contemplated by this Agreement or (D) would prevent or materially delay the transactions contemplated by this Agreement;

(p) neither the Company nor any of its Subsidiaries shall commence or consent to a settlement, release or forgiveness of, or the entry of any judgment arising from, any Litigation Claim, unless such settlement or judgment involves less than $250,000 as its sole remedy, except as otherwise provided in Section 7.5;

(q) neither the Company nor any of its Subsidiaries shall incur, assume or guarantee any indebtedness, excluding short-term and trade indebtedness;

(r) neither the Company nor any of its Subsidiaries shall make any loans, advances or capital contributions to, or investments in, any other Person (other than to the Company or any Subsidiary of the Company);

(s) neither the Company nor any of its Subsidiaries shall agree to any material changes, alterations or modifications to a premarket approval, clinical trial or other application or request pending with the FDA or other Governmental Entity;

(t) neither the Company nor any of its Subsidiaries shall incur any capital expenditures or any obligations or liabilities in respect of capital expenditures in excess of $100,000 in the aggregate above the capital expenditure budget provided to Parent;

(u) neither the Company nor any of its Subsidiaries shall enter into any Contract with any officer, director or Affiliate (or any of their spouses), other than Contracts permitted by Section 6.1(i), or make any material payment thereto (except pursuant to the terms of an existing Contract or arrangement or for the reimbursement of expenses reasonably incurred by such Person);

(v) neither the Company nor any of its Subsidiaries shall adopt or enter into a stockholder rights agreement or “poison pill”;

(w) neither the Company nor any of its Subsidiaries shall enter into a new line of business; and

(x) neither the Company nor any of its Subsidiaries will authorize or enter into an agreement to do anything prohibited by the foregoing.

6.2 Covenants of Parent.

Parent covenants and agrees as to itself and its Subsidiaries (as applicable) that, from and after the date hereof and continuing until the Effective Time, except as required by this Agreement, as described in Section 6.2 of the Parent Disclosure Letter, as required by applicable Law or with the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed):

(a) Parent and its Subsidiaries shall use their respective reasonable best efforts to (i) subject to prudent management of workforce needs and ongoing programs currently in force, preserve its business organization intact and maintain its existing relations and goodwill with customers, suppliers, distributors, creditors, lessors, employees and business associates, (ii) maintain and keep material properties and assets in good repair and condition and (iii) maintain in effect all material governmental permits pursuant to which such party or any of its Subsidiaries currently operates;

(b) neither Parent nor its Subsidiaries shall (i) amend its Organizational Documents or any of the Organizational Documents of any of its Subsidiaries except for such amendments that would not prevent or materially impair the consummation of the transactions contemplated by this Agreement, (ii) declare, set aside or pay any dividends or make any distributions (whether payable in cash, stock or property) in respect of any capital stock, (iii) split, combine or reclassify its outstanding shares of capital stock without adjusting the Merger Consideration pursuant to Section 3.4, (iv) authorize or issue additional shares or new classes of stock, except for issuances of shares of Parent Common Stock in connection with the exercise of Parent Options in the ordinary course of business or in connection with grants of equity compensation to its employees, officers, directors and consultants in the ordinary course of its business, or (v) repurchase, redeem or otherwise acquire any shares of its capital stock or any securities convertible into or exchangeable or exercisable for any shares of its capital stock or permit any of its Subsidiaries to purchase or otherwise acquire, any shares of its capital stock or any securities convertible into or exchangeable or exercisable for any shares of its capital stock;

(c) neither Parent nor any of its Subsidiaries shall adopt a plan of liquidation or dissolution;

(d) neither Parent nor any of its Subsidiaries shall incur, assume or guarantee any indebtedness in excess of $100,000,000;

(e) neither Parent nor any of its Subsidiaries shall, by any means, make any acquisition of, or investment in, assets or stock (whether by way of merger, consolidation, tender offer, share exchange or other activity) in any transaction or any series of transactions (whether or not related) for an aggregate purchase price or prices, including the assumption of any debt, in excess of $100,000,000 in the aggregate in any calendar year; provided that in no event may Parent enter into any such acquisition or investment that, alone or together with all other acquisitions or investments, would reasonably be likely to materially delay or prevent the consummation of the transactions contemplated hereby;

(f) Parent shall not enter into a new line of business that is, or is reasonably likely to be, material to Parent and materially different from Parent’s existing businesses;

(g) neither Parent nor its Subsidiaries shall, by any means, acquire any shares of Company Common Stock;

(h) Parent shall not take or cause to be taken any action that would reasonably be expected to materially delay, impair or prevent the consummation of the Merger or other transactions contemplated hereby; and

(i) neither Parent nor any of its Subsidiaries will authorize or enter into an agreement to do anything prohibited by the foregoing.

6.3 No Control of Other Party’s Business.

Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

ARTICLE VII

ADDITIONAL AGREEMENTS

7.1 Access.

The Company and Parent agree that upon reasonable notice, and except as may otherwise be required or restricted by applicable Law, each shall (and shall cause its Subsidiaries to) afford the other’s officers, employees, counsel, accountants and other authorized representatives reasonable access, during normal business hours throughout the period prior to the Effective Time, to its executive officers, to its properties, books, contracts and records and, during such period, each shall (and each shall cause its Subsidiaries to) furnish promptly to the other all information concerning its business, properties, personnel and Litigation Claims as may reasonably be requested but only to the extent such access does not unreasonably interfere with the business or operations of such party; provided that no investigation pursuant to this Section 7.1 shall affect or be deemed to modify any representation or warranty made by the Company, Parent, Merger Sub or Sister Subsidiary in this Agreement. Without limiting the immediately preceding sentence, the Company shall reasonably cooperate with Parent in connection with a third-party compliance audit of the Company at the expense of Parent. All requests for information made pursuant to this Section 7.1 shall be directed to an executive officer of Parent or the Company, as applicable, or its financial advisor or such other Person as may be designated by either of its executive officers. All such information shall be governed by the terms of the Confidentiality Agreement. Notwithstanding the foregoing, this Section 7.1 shall not require any of Parent, the Company or any of their respective Subsidiaries to permit any inspection, or to disclose any information, that would result in (i) the waiver of any applicable attorney-client or similar privilege, (ii) a violation of any applicable Law (including antitrust Laws), or (iii) the disclosure of trade secrets or other confidential information of third party to whom such party owes a duty of confidentiality, provided that each party shall use its reasonable best efforts to make appropriate substitute disclosure arrangements under circumstances such that the foregoing restrictions would not reasonably be expected to be applicable.

7.2 Acquisition Proposals.

(a) The Company will (and will direct and use its reasonable best efforts to cause its Subsidiaries and its Affiliates and each officer, director, employee, agent, representative (including accountants, attorneys and investment bankers), or other intermediaries of the Company or any of its Affiliates or Subsidiaries (collectively, the “Representatives”), to) immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Person conducted heretofore with respect to any Acquisition Proposal or any proposal, discussion, negotiation, inquiry or request for information received by the Company or any such Affiliate, Subsidiary or Representatives with respect to any Acquisition Proposal. In addition, the Company shall promptly request that each such Person promptly return or destroy all confidential information heretofore furnished to such Person by or on behalf of the Company. The Company and its Subsidiaries will promptly inform the parties referred to in the first sentence of this paragraph (including the Representatives) of the obligations undertaken by the Company in this Section 7.2.

(b) The Company will not (and will use its reasonable best efforts to cause its Affiliates, Subsidiaries and Representatives, not to), directly or indirectly, initiate or knowingly solicit, encourage or otherwise facilitate (including by way of furnishing confidential information) the making of any inquiry, proposal or offer, with respect to (i) any merger, reorganization, share exchange, business combination, recapitalization, consolidation, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries, (ii) any sale, lease, exchange, mortgage, pledge, transfer or purchase of the assets or equity securities of the Company or any of its Subsidiaries, in each case comprising 20% or more in value of the Company and its Subsidiaries, taken as a whole, in a single transaction or series of related transactions, or (iii) any purchase or sale of, or tender offer or exchange offer for, 20% or more of the voting power or outstanding shares of Company Common Stock (any such proposal or offer (other than a proposal or offer by Parent) being hereinafter referred to as an “Acquisition Proposal”).

(c) The Company shall not (and shall use its reasonable best efforts to cause its Affiliates, Subsidiaries and Representatives not to) directly or indirectly, (i) participate in or engage in any negotiations concerning, or provide, furnish or make available, any nonpublic information or data to, any Person relating to an Acquisition Proposal or potential Acquisition Proposal, or solicit, knowingly encourage or facilitate any effort or attempt to make or implement an Acquisition Proposal, (ii) withdraw, amend or modify, or publicly propose to withdraw, amend or modify, the Company Board Recommendation, (iii) approve, recommend, endorse or resolve to approve, recommend or endorse an Acquisition Proposal, (iv) enter into any letter of intent or similar document contemplating, or enter into any agreement with respect to, an Acquisition Proposal or (v) publicly announce the intention to take, any of the actions prohibited by (i) through (iv) above; provided, however, that nothing contained in this Section 7.2 shall prevent the Company Board or its Representatives from, prior to obtaining the Company Requisite Vote, (x) furnishing information to a third party and its Representatives in response to an unsolicited written Acquisition Proposal by such third party pursuant to a customary confidentiality agreement with terms and conditions that are no less favorable to the Company than those set forth in the Confidentiality Agreement (provided that such confidentiality agreement may not include any provision granting any such Person or group an exclusive right to negotiate with the Company) (an “Acceptable Confidentiality Agreement”) or (y) after receiving an executed Acceptable Confidentiality Agreement, engaging in discussions or negotiations with such third party and its Representatives with respect to such Acquisition Proposal, in either case, if, and only if (A) the Company has not intentionally and materially breached this Section 7.2, including, without limitation, Section 7.2(g), (B) prior to taking such action, the Company Board concludes in good faith (after consultation with its financial advisor and outside counsel) that such unsolicited bona fide written Acquisition Proposal is a Superior Proposal or is likely to result in a Superior Proposal and (C) prior to taking such action, the Company Board concludes in good faith (after consultation with its financial advisor and outside counsel) that failing to take such action would be inconsistent with its fiduciary duties to the Company’s stockholders under Delaware Law.

(d) Following the receipt of an unsolicited written Acquisition Proposal, the Company may (i) withdraw, modify or amend in a manner adverse to Parent the Company Board Recommendation in connection with such Acquisition Proposal, and/or (ii) terminate this Agreement to enter into a definitive agreement with respect to such Acquisition Proposal, in either case, if, and only if, prior to taking such particular action, (A) the Company has not intentionally and materially breached this Section 7.2, including, without limitation, Section 7.2(g), (B) the Company Requisite Vote shall not have been obtained, (C) the Company Board concludes in good faith (after consultation with its financial advisor and outside counsel) that such Acquisition Proposal is a Superior Proposal, and (D) the Company Board concludes in good faith (after consultation with its financial advisor and outside counsel) that failing to take such action would be inconsistent with its fiduciary duties to the Company’s stockholders under Delaware Law; provided, however, that the Company may not terminate this Agreement pursuant to clause (ii) above, and any purported termination pursuant to clause (ii) above shall be void and of no force or effect, unless in advance of, or concurrently with, such termination, the Company pays the Company Termination Fee in the manner provided for in Section 9.5(b); provided, further, that neither the Company nor the Company Board may terminate this Agreement pursuant to Section 9.4(b), until at least three (3) Business Days (provided that there are at least three (3) Business Days before the date scheduled for the Company Stockholders Meeting) have passed following Parent’s receipt of written notice from the Company advising Parent that the Company Board has received such a Superior Proposal which it intends to accept (it being understood and agreed that any amendment to the amount or form of consideration of the Superior Proposal shall require a new notice and a new two (2)-Business Day period (provided that there are at least two (2) Business Days before the date scheduled for the Company Stockholders Meeting)), specifying the terms and conditions of such Superior Proposal, and Parent does not irrevocably undertake to make such adjustments to the terms and conditions of this Agreement such that the Acquisition Proposal would no longer constitute a Superior Proposal. The Company shall, upon the request of Parent, negotiate in good faith with Parent to make any such adjustments, and the Company Board shall promptly consider in good faith (in consultation with its outside counsel and financial advisor) any such adjustments irrevocably proposed by Parent.

(e) Notwithstanding Section 7.2(d) above, the Company may withdraw, modify or amend in a manner adverse to Parent the Company Board Recommendation other than in connection with an Acquisition Proposal (it being understood and agreed that any change of

Company Board Recommendation proposed in relation to an Acquisition Proposal may only be made pursuant to and in accordance with the terms of 7.2(d) above), if, and only if, prior to taking such action, (A) the Company Requisite Vote shall not have been obtained, (B) a material fact, event, change, development or set of circumstances occurs after the date of this Agreement that was not known to or was not reasonably foreseeable by the Company Board as of or prior to the date of this Agreement, (C) the Company Board concludes in good faith (after consultation with its financial advisor and outside counsel) that failing to take such action would be inconsistent with its fiduciary duties to the Company’s stockholders under Delaware Law; (D) the Company shall have given Parent at least three (3) Business Days’ prior written notice of its intention to take such action (provided that there are at least three (3) Business Days before the date scheduled for the Company Stockholders Meeting) (which notice shall include a written explanation of the Company Board’s basis and rationale for proposing to effect such withdrawal, modification or amendment to the Company Board Recommendation) and (E) Parent has not irrevocably undertaken to make such adjustments to the terms and conditions of this Agreement that would obviate the need for the Company to effect such withdrawal, modification or amendment to the Company Board Recommendation. The Company shall, upon the request of Parent, negotiate in good faith with Parent to make any such adjustments, and the Company Board shall promptly consider in good faith (in consultation with its outside counsel and financial advisor) any such adjustments irrevocably proposed by Parent. For the purposes of this Agreement, the Company acknowledges and agrees that (x) the FDA Approval of Augment (and developments supporting or potentially leading to the FDA Approval of Augment) are reasonably foreseeable and (y) the consideration contemplated by this Agreement and the CVR Agreement is designed to compensate Company stockholders upon FDA Approval of Augment.

(f) Nothing in this Agreement shall prohibit the Company or the Company Board from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) or Rule 14d-9 under the Exchange Act; provided, however, that neither the Company nor the Company Board may make withdraw, modify or amend in a manner adverse to Parent the Company Board Recommendation other than in accordance with Section 7.2(d) or Section 7.2(e); provided, further, any public disclosure related to an Acquisition Proposal, other than a “stop, look and listen” communication of the type contemplated by Section 14d-9(f) of the Exchange Act, shall be deemed to be in a change of Company Board Recommendation unless the Company Board expressly publicly reaffirms the Company Board Recommendation in such communication.

(g) Neither the Company nor the Company Board shall exempt any Person from the restrictions on takeover offers, business combinations, control share acquisitions, fair price, moratorium or other similar provisions contained in the DGCL, including Section 203 thereof (or any similar provisions), or otherwise cause such restrictions not to apply (including without limitation by approving a Person becoming an “interested shareholder” within the meaning of Section 203 of the DGCL).

(h) The Company will promptly (and in any event within one (1) Business Day) notify Parent in writing, of any Acquisition Proposal or the existence of any proposal, discussion, negotiation, inquiry or request for information received by the Company with respect to any Acquisition Proposal, and any terms and conditions thereof (and shall promptly (and in any event within one (1) Business Day of receipt thereof) provide to Parent copies of any written materials (including electronic materials) received by the Company in connection therewith), including any financing commitments relating thereto (and where no copy is available, a description of such Acquisition Proposal, proposal, inquiry or request for information), and the identity of the Person making such Acquisition Proposal, proposal, inquiry or request for information or with whom such discussions or negotiations are taking place. The Company will provide to Parent any nonpublic information concerning the Company that it intends to deliver to any other Person that was not previously provided to Parent contemporaneously with providing such information to such other Person.

(i) “Superior Proposal” means a written Acquisition Proposal (on its most recently amended or modified terms) that the Company Board determines in good faith (after consultation with its outside counsel and financial advisor), taking into account all of the terms and conditions of such proposal, including, among other things, all legal and financial (including any break-up fees payable) aspects of the proposal and the third party making the proposal, (i) to be more favorable to the Company’s stockholders from a financial point of view than the Merger and any revised terms thereof irrevocably proposed by Parent and (ii) is as reasonably likely to be consummated without undue delay in accordance with its terms, taking into account all legal, financial, regulatory and other aspects to the proposal as compared to the Merger and any revised terms thereof irrevocably proposed by Parent; provided that for purposes of the definition of “Superior Proposal”, the references to “20% or more” in the definition of Acquisition Proposal shall be deemed to be references to “50% or more.”

(j) Any withdrawal, modification or amendment by a special committee of the Company Board Recommendation and any approval, endorsement or recommendation by a special committee of any Acquisition Proposal, and any public announcement of an intention of a special committee with respect to any of the foregoing, shall be deemed and treated for all purposes of this Agreement as if such action were taken by the Company Board with respect to the Company Board Recommendation or any such Acquisition Proposal, as applicable.

(k) Without limiting the foregoing, it is agreed that any action that would be breach or violation by the Company of the provisions of this Section 7.2, if taken by any of its Subsidiaries or Affiliates or the Company Board, whether or not such Person is purporting to act on behalf of the Company or otherwise, shall be deemed to be a breach of this Section 7.2 by the Company.

7.3 Stockholders Meeting.

(a) The Company shall take, in accordance with applicable Law and its Organizational Documents, all action necessary to convene a meeting of holders of shares of Company Common Stock (the “Company Stockholders Meeting”) as promptly as practicable after the Proxy Statement/Prospectus is mailed to its stockholders to consider and vote upon the adoption of this Agreement. Except as otherwise permitted by Section 7.2, the Company Board shall include the Company Board Recommendation in the Proxy Statement/Prospectus unless withdrawn as permitted by Section 7.2 and take all lawful action to solicit such approval and shall use reasonable best efforts to solicit from its stockholders proxies in favor of such approval, including engaging a proxy solicitation firm to assist in such solicitation.

(b) Once the Company Stockholders Meeting has been called, the Company will not adjourn or postpone the Company Stockholders Meeting, without Parent’s prior written consent except to the extent necessary (A) to provide any necessary supplement or amendment to the Proxy Statement/Prospectus to its stockholders in advance of the vote to be held at such meeting, (B) if as of the time for which the Company Stockholders Meeting is originally scheduled (as set forth in the Proxy Statement/Prospectus) there are insufficient shares of capital stock represented (either in person or by proxy) to approve such matters thereat or to constitute a quorum necessary to conduct the business of such meeting or (C) if additional time is reasonably required to solicit proxies in favor of approval of the matters to be voted upon at such meeting.

7.4 Filings; Other Actions; Notifications; Third-Party Consents.

(a) Each of Parent, Merger Sub and the Company will as promptly as practicable make all filings, notices, petitions, statements, registrations, submissions of information, applications or submissions of other documents required by any Governmental Entity, including an appropriate filing of a Notification and Report Form with the Federal Trade Commission and the Antitrust Division of the Department of Justice as required by the HSR Act with respect to the transactions contemplated hereby (which HSR filing shall in any event be made within fifteen (15) days after the execution of this Agreement) and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act. Each of Parent and the Company will use its reasonable best efforts to cause all documents that it is responsible for filing with any Governmental Entity under this Section 7.4 to comply in all material respects with all applicable Law. Each party hereto will use its reasonable best efforts to make such filings in a timely manner and to respond as promptly as practicable to any requests for additional information made by any such agency. Each of Parent, Merger Sub and the Company will notify the other promptly upon the receipt of: (i) any comments from any officials of any Governmental Entity in connection with any filings made pursuant hereto and (ii) any request by any officials of any Governmental Entity for amendments or supplements to any filings made pursuant to, or information provided to comply in all material respects with, applicable Law. Whenever any event occurs that is required to be set forth in an amendment or supplement to any filing made pursuant to this Section 7.4(a), Parent, Merger Sub or the Company, as the case may be, will promptly inform the other of such occurrence and cooperate in filing with the applicable Governmental Entity such amendment or supplement. Subject to applicable Laws relating to the exchange of information and the preservation of any applicable attorney-client privilege, work-product doctrine, self-audit privilege or other similar privilege, Parent and the Company shall use reasonable best efforts to collaborate in reviewing and commenting on in advance, and to consult the other on, information relating to Parent or the Company, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated hereby. In connection with such collaboration, each of the Company and Parent shall act reasonably and as promptly as practicable.

(b) Notwithstanding anything in this Agreement to the contrary, nothing contained in this Agreement shall be deemed to require Parent or any its Subsidiaries or Affiliates to agree to any divestiture, by itself or any of its Affiliates or Subsidiaries, of shares of capital stock or of any business, assets or property of Parent or its Subsidiaries or Affiliates, or of the Company, or the imposition of any limitation on the ability of Parent or any of its Subsidiaries or Affiliates to conduct their respective businesses or to own or exercise control of such assets, properties and stock.

(c) Subject to Section 7.4(b), each of the parties hereto agrees to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including using reasonable best efforts to accomplish the following: (i) the causing of the conditions precedent set forth in Article VI to be satisfied, (ii) the obtaining of all Company Required Statutory Approvals and Parent Required Statutory Approvals, (iii) the defending of any suits, claims, actions, investigations or proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, including seeking to have any stay, temporary restraining order or preliminary injunction entered by any court or other Governmental Entity vacated or reversed, and (iv) the execution or delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. In connection with and without limiting the foregoing, the Company and the Company Board shall, if any takeover statute or similar Law is or becomes applicable to the Merger, this Agreement, the Voting Agreements or any of the transactions contemplated by this Agreement, use its reasonable best efforts to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Law on the Merger, this Agreement, the Voting Agreements and the transactions contemplated hereby.

(d) In furtherance of the foregoing, subject to Section 7.4(b), as soon as practicable following the date hereof, Parent and the Company will each use its reasonable best efforts to obtain any material third-party consents, waivers and approvals required to be obtained in connection with the consummation of the transactions contemplated hereby; provided, that neither this Section 7.4(d) nor any other provision of this Agreement shall obligate the Company to obtain any consents, waivers or approvals that are conditioned upon any material payments or incurrence of other material obligations by Parent, the Company or any of their respective Subsidiaries.

(e) Parent shall give prompt notice to the Company, and the Company shall give prompt notice to Parent, of (i) any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate in any material respect or (ii) the material failure by it to comply with or satisfy any covenant, condition, or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants, or agreements of the parties or the conditions to the obligations of the parties under this Agreement; provided, further, that an unintentional failure to comply with this Section 7.4(e) will not constitute the failure of any condition set forth in Article VIII to be satisfied unless the underlying inaccuracy or breach would independently result in the failure of a condition set forth in Article VIII to be satisfied.

7.5 Transaction Litigation.

The Company shall provide Parent or its counsel with prompt notice of, and copies of all pleadings and written correspondence relating to, any proceeding against the Company, any of its Subsidiaries, or any of their respective directors or officers by any stockholder of the Company specifically relating to this Agreement or the transactions contemplated by this Agreement. The Company shall give Parent the opportunity to participate in the defense, settlement, or compromise of any such proceeding, and no such settlement or compromise shall be agreed to without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned, or delayed. For purposes of this paragraph “participate” means that Parent will be kept apprised of proposed strategy and other significant decisions with respect to the proceeding by the Company (to the extent the attorney-client privilege between the Company and its counsel is not undermined or otherwise affected), and Parent may offer comments or suggestions with respect to the proceeding but will not be afforded any decision making power or other authority over the proceeding except for the settlement or compromise consent set forth above.

7.6 Proxy Statement/Prospectus; S-4 Registration Statement.

(a) As promptly as practicable after the execution and delivery of this Agreement (but in any event within twenty (20) Business Days), (i) Parent and the Company shall cooperate in preparing and shall cause to be filed with the SEC mutually acceptable proxy materials that shall constitute the proxy statement/prospectus relating to the Merger and the issuance of the shares of Parent Common Stock and CVRs to be issued in connection with the Merger (the “Proxy Statement/Prospectus”), (ii) Parent shall prepare and file with the SEC the S-4 Registration Statement (in which the Proxy Statement/Prospectus shall be included) in connection with the registration under the Securities Act of the shares of Parent Common Stock to be issued in connection with the Merger, and (iii) Parent shall use its reasonable best efforts to, if required by Law, have the CVR Agreement become qualified under the Trust Indenture Act. Each of Parent and the Company shall provide promptly to the other such information concerning its business affairs and financial statements as, in the reasonable judgment of the providing party or its counsel, may be required or appropriate for inclusion in the Proxy Statement/Prospectus and the S-4 Registration Statement, or in any amendments or supplements thereto, and shall cause its counsel and auditors to cooperate with the other’s counsel and auditors in the preparation and filing of the Proxy Statement/Prospectus and the S-4 Registration Statement. Parent shall use its reasonable best efforts to cause such S-4 Registration Statement to become effective under the Securities Act as soon as practicable after the date of such filing (and, in any event, within two (2) Business Days of being informed by the SEC or its staff that it or they have no comments or no further comments on such the S-4 Registration Statement) and to keep the S-4 Registration Statement effective as long as is necessary to consummate the Merger. The Proxy Statement/Prospectus shall include, among other things, (x) the Company Board Recommendation, except to the extent that the Company Board shall have withdrawn or modified its approval or recommendation as permitted by Section 7.2, and (y) unless previously withdrawn or modified, the opinion of the Company Advisor referred to in Section 5.1(aa). The

Company shall use reasonable best efforts to cause the Proxy Statement/Prospectus to be mailed to the holders of Company Common Stock as promptly as practicable after the S-4 Registration Statement becomes effective and, after the Proxy Statement/Prospectus shall have been so mailed, promptly circulate amended, supplemental or supplemented proxy materials and, if required in connection therewith, resolicit proxies. Parent and the Company shall promptly provide to each other (A) notice of any oral comments to the Proxy Statement/Prospectus or the S-4 Registration Statement received from the SEC and (B) copies of any written comments to the Proxy Statement/Prospectus and the S-4 Registration Statement received from the SEC, and in each case shall consult with each other in connection with the preparation of written responses to such comments.

(b) Parent shall make, and the Company shall cooperate in making, all necessary filings with respect to the Merger and the transactions contemplated hereby under the Securities Act and U.S. state securities and “blue sky” laws. Each party shall advise the other, promptly after receipt of notice thereof, of the time of the effectiveness of the S-4 Registration Statement, the filing of any supplement or amendment thereto, the issuance of any stop order relating thereto, the suspension of the qualification of Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, of any SEC request for an amendment to the Proxy Statement/Prospectus or the S-4 Registration Statement, SEC comments thereon and each party’s responses thereto or SEC requests for additional information, or of the issuance of any stop order or the suspension of the qualification of the CVRs issuable in connection with the Merger. Each of Parent and the Company shall cooperate and provide the other (and its counsel) with a reasonable opportunity to review and comment on any amendment or supplement to the S-4 Registration Statement and Proxy Statement/Prospectus prior to filing such with the SEC, and will promptly provide each other with a copy of all such filings made with the SEC. No amendment or supplement to the Proxy Statement/Prospectus or the S-4 Registration Statement shall be filed without the approval of the Company and Parent, which approval shall not be unreasonably withheld, conditioned or delayed. If, at any time prior to the Effective Time, any event occurs with respect to Parent or the Company or its respective Subsidiaries, or any change occurs with respect to any other information in the Proxy Statement/Prospectus or the S-4 Registration Statement, or Parent or the Company should discover any information relating to either party, or any of their respective Affiliates, directors or officers, which should be set forth in an amendment or supplement to the S-4 Registration Statement or the Proxy Statement/Prospectus, so that the documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other party hereto and the parties shall cause an appropriate amendment or supplement describing such information to be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of Parent and the Company. Each of the parties hereto shall cause the Proxy Statement/Prospectus and the S-4 Registration Statement to comply as to form and substance as to such party in all material respects with the applicable requirements of (i) the Exchange Act, (ii) the Securities Act, and (iii) the rules and regulations of The NASDAQ Global Select Market.

7.7 CVR Agreement.

At or prior to the Closing, Parent will duly adopt, execute and deliver, and shall use reasonable best efforts to cause a duly qualified Trustee to execute and deliver the CVR Agreement, subject to any reasonable revisions to the CVR Agreement that are required by such Trustee.

7.8 Stock Exchange Listing.

Parent shall use reasonable best efforts to cause the Parent Common Stock and the CVRs to be issued in connection with the Merger to be approved for quotation on The NASDAQ Global Select Market or The NASDAQ Global Market, subject to official notice of issuance.

7.9 Stock Exchange Delisting; Deregistration of Stock.

Prior to the Closing Date, the Company shall cooperate with Parent and cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable under applicable Laws and rules and policies of The NASDAQ Global Select Market to enable the delisting by the Final Surviving Entity of the Company Common Stock from The NASDAQ Global Select Market and the deregistration of the Company Common Stock under the Exchange Act as promptly as practicable after the Effective Time.

7.10 Publicity.

The initial press release relating to this Agreement or the transactions contemplated hereby (including, without limitation, the Mergers) shall be a joint press release of the Company and Parent. Thereafter the Company and Parent each shall consult with the other prior to issuing, and provide each other a reasonable opportunity to review, comment upon and concur with, and use its reasonable best efforts to agree on, any press releases or otherwise making public announcements with respect to this Agreement or the transactions contemplated hereby (including, without limitation, the Mergers) and will not issue such press release or public announcement prior to such consultation and (to the extent practicable) agreement, except as may be required by applicable Law or by obligations pursuant to any listing agreement with or rules of any securities exchange or securities market on which securities of the Company or Parent are listed or traded; provided, subject to Section 7.2, that this Section 7.10 shall not apply to any press release or other public disclosure made or proposed to be made by the Company (a) related to an Acquisition Proposal or (b) in connection with or following the Company Board withdrawing, modifying or amending the Company Board Recommendation.

7.11 Employee Benefits Matters.

(a) Parent agrees that during the period commencing at the Effective Time and ending on the first anniversary thereof, each employee of the Company and its Subsidiaries shall (A) be paid an annual base salary or base wages at a rate not lower than the rate in effect for such employee immediately prior to the Effective Time and (B) be provided with incentive pay opportunities that are no less favorable than those provided to such employee immediately prior to the Effective Time.

(b) Parent agrees that as promptly as practicable following the Effective Time it will pay each employee of the Company and its Subsidiaries any portion of such employee’s 2012 incentive bonus that remains unpaid at the Effective Time.

(c) Parent agrees that, during the period commencing at the Effective Time and ending on the first anniversary thereof, the current and former employees of the Company and its Subsidiaries who are receiving benefits under the Company Compensation and Benefit Plans immediately prior to the Effective Time (“Affected Employees”) will thereafter continue to be provided with benefits under employee benefit plans that are no less favorable in the aggregate than, in the sole discretion of Parent, either (i) those currently provided by the Company and its Subsidiaries to such employees as of the Closing Date, disregarding the cessation prior to the Closing Date of benefits provided under any Company 401(k) Plan terminated pursuant to Section 7.11(f) below (and with no obligation under this Section 7.11(c) to replace benefits under any stock option or other equity-based plan, including the Company Employee Stock Purchase Plan, or to replace any right under a Company 401(k) Plan to receive contributions in the form of Company Common Stock, with comparable equity-based or equity-related benefits) or (ii) those provided by Parent and its Subsidiaries to similarly situated employees from time to time during such period.

(d) Following the Effective Time, Parent shall cause service by Affected Employees with the Company and its Subsidiaries (or any of their predecessors) to be taken into account for purposes of eligibility to participate, eligibility to commence benefits, vesting and, solely for purposes of severance and vacation benefits, benefit entitlements (except to the extent such treatment would result in duplicative of benefits for the same period of service) under the Parent employee benefit plans (other than any defined benefit pension plan) in which such employees participate.

(e) From and after the Effective Time, Parent shall (i) use its reasonable best efforts to cause to be waived any pre-existing condition limitations and any waiting-period limitations under welfare benefit plans, policies or practices of Parent or its Subsidiaries in which employees of the Company or its Subsidiaries participate and (ii) use its reasonable best efforts to cause to be credited any deductibles, co-payment amounts and out-of-pocket expenses incurred by such employees and their beneficiaries and dependents during the portion of the calendar year prior to participation in the Parent employee benefit plans.

(f) Unless otherwise requested by Parent at least five (5) Business Days prior to the Closing Date, the Company, any of its Subsidiaries or any of its ERISA Affiliates shall take (or cause to be taken) all actions necessary or appropriate to terminate, effective no later than the day prior to the Closing Date, any Company Compensation and Benefit Plan that contains a cash or deferred arrangement intended to qualify under Section 401(k) of the Code (a “Company 401(k) Plan”). The Company shall provide to Parent prior to the Closing Date written evidence of the adoption by the Company Board of resolutions authorizing the termination of such Company 401(k) Plan(s) (the form and substance of which resolutions shall be subject to the prior review and approval of Parent, which approval shall not be unreasonably withheld or delayed).

The Company agrees to take all actions that are necessary to terminate each Company Stock Incentive Plan effective as of the Effective Time. The Company further agrees to use its reasonable best efforts by action taken no less than five (5) Business Days prior to the Closing Date, to facilitate the exercise in full of each Company Option prior to the Closing Date, subject to the condition that the holder of such Company Option irrevocably undertakes to exchange pursuant to Section 3.1(c) the shares of Company Common Stock deliverable pursuant to such exercise. For the avoidance of doubt, the shares of Company Common Stock deliverable pursuant to the exercise of any Company Option that could have been exercised at the same time, in the same manner and to the same extent without regard to the Company actions contemplated by the preceding sentence shall not be subject to the condition set forth therein. With respect to any portion of such Company Option that may be unvested as of the Closing Date and that the Company causes to become exercisable prior to the Closing Date, the Company shall cause the exercise of such unvested portion of the Company Option to be expressly conditioned upon the Closing. The Company shall take all necessary, advisable, or appropriate actions to effectuate this Section 7.11(f), including but not limited to, (i) accelerating the vesting of each Company Option, subject to the exercise thereof either prior to the Closing Date or pursuant to an election to exercise such Company Option on a net basis as described in Section 3.1(d); (ii) amending any Company Option to allow the holder thereof to direct the Company to withhold that number of shares of Company Common Stock (or a corresponding portion of the Merger Consideration, as described in Section 3.1(d)) having an aggregate value equal to the sum of the aggregate exercise price of such Company Option and, at the election of the holder, any withholdings required in connection with the exercise of such Company Option; and (iii) adopting all necessary resolutions, giving all timely notices, and obtaining all necessary approvals and consents. The form and substance of any such amendments, resolutions, notices, and consents shall be subject to review and approval of Parent, which approval shall not be unreasonably withheld, conditioned or delayed.

(g) Nothing contained in this Section 7.11, express or implied: (i) shall be construed to establish, amend or modify any benefit plan, program, agreement or arrangement; (ii) shall alter or limit the ability of any of Parent, the Company, the Merger Sub, the Final Surviving Entity or any of their respective Subsidiaries or Affiliates to amend, modify or terminate any benefit plan, program, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them; (iii) is intended to confer upon any current or former employee any right to employment or continued employment for any period of time by reason of this Agreement, or any right to a particular term or condition of employment; or (iv) is intended to confer upon any Person (including for the avoidance of doubt any employee) any right as a third-party beneficiary of this Agreement.

7.12 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, Parent shall indemnify and hold harmless, as required pursuant to any applicable Organizational Documents of the Company and its Subsidiaries and indemnity agreements of the Company existing on the date hereof and disclosed to Parent (and Parent also shall advance reasonable and documented attorneys’ fees and expenses as incurred as required pursuant to such existing indemnity agreements of the Company, provided that the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification), each present and former director and officer of the Company and its Subsidiaries (collectively, the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, settlements, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, including the transactions contemplated hereby.

(b) For six (6) years from the Effective Time, Parent shall cause the Final Surviving Entity to maintain in effect for the benefit of the Company’s directors and officers an insurance and indemnification policy that provides coverage for acts or omissions occurring on or prior to the Effective Time (the “D&O Insurance”) covering each such person currently covered by the officers’ and directors’ liability insurance policies of the Company on terms with respect to coverage and in amounts no less favorable than those of the Company’s directors’ and officers’ insurance policy in effect on the date of this Agreement; provided, however, that the Final Surviving Entity shall not be required to pay an annual premium for the D&O Insurance in excess of 300% of the annual premium currently paid by the Company for such coverage; and provided, further, that if any annual premium for such insurance coverage exceeds 200% of such annual premium, Parent shall obtain a policy the Surviving Corporation believes has the greatest coverage available for a cost not exceeding such amount. Parent may satisfy its obligations under this Section 7.12(b) by purchasing a “tail” policy for the Company’s existing directors’ and officers’ insurance policy, which (i) has an effective term of six (6) years from the Effective Time, (ii) covers each person currently covered by the Company’s directors’ and officers’ insurance policy in effect on the date of this Agreement for actions and omissions occurring on or prior to the Effective Time, and (iii) contains terms with respect to coverage that are no less favorable than those of the Company’s directors’ and officers’ insurance policy in effect on the date of this Agreement; provided, however, that Parent shall not be required to pay a premium for such “tail” policy in excess of 300% of the annual premium currently paid by the Company for such coverage; and provided, further, that if the premium for such insurance coverage exceeds 300% of such annual premium, Parent shall obtain a policy it believes has the greatest coverage available for a cost not exceeding such amount.

(c) The by-laws of the Initial Surviving Corporation and limited liability company agreement of the Final Surviving Entity shall include provisions for exculpation of director and officer liability and indemnification on the same basis as set forth in the Company’s by-laws in effect on the date hereof. For six (6) years after the Effective Time, Parent shall cause the Final Surviving Entity to maintain in effect the provisions in its limited liability company agreement providing for indemnification of Indemnified Parties, with respect to facts and circumstances occurring at or prior to the Effective Time, to the fullest extent permitted from time to time under the DGCL and DLLCA, which provisions shall not be amended except as required by applicable Law or except to make changes permitted by applicable Law that would increase the scope of the Indemnified Parties’ indemnification rights thereunder.

(d) The rights of each Indemnified Party under this Section 7.12 shall be in addition to any right such Person might have under the Organizational Documents of the Company or any of its Subsidiaries or under applicable Law (including the DGCL) or under any agreement of any Indemnified Party with the Company or any of its Subsidiaries. The provisions of this Section 7.12 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their respective heirs and representatives.

(e) In the event Parent or the Final Surviving Entity or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Final Surviving Entity, as the case may be, shall expressly assume and succeed to the obligations set forth in this Section 7.12.

7.13 Expenses.

Subject to Section 9.5(b) and 9.5(c), whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger and the other transactions contemplated hereby shall be paid by the party incurring such expense, except that (a) Parent shall bear all of the HSR filing fees and the filing fees payable in connection with the S-4 Registration Statement and (b) the Company and Parent shall share equally all of the costs and expenses associated with the printing and mailing of the Proxy Statement/Prospectus.

7.14 Takeover Statute.

If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated hereby, each of Parent, the Company and Merger Sub and their respective boards of directors, shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable hereafter on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.

7.15 Section 16 Matters.

Prior to the Effective Time, the Company and Parent shall take all such steps as may be required and permitted to cause the transactions contemplated by this Agreement, including any dispositions of shares of Company Common Stock or acquisitions of Parent Common Stock (including derivative securities with respect to such shares of Company Common Stock or Parent

Common Stock) by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

7.16 Board Matters.

Parent will take all actions reasonably necessary to (i) submit to its stockholders for approval at the next annual meeting of its stockholders an amendment to Parent’s current certificate of incorporation, as amended, to increase the size of the Parent Board to ten (10) directors and (ii) cause the Nominating, Compliance and Governance Committee of Parent to nominate as a director of the Parent Board for election (and recommend such election) by its stockholders at the 2013 annual meeting of its stockholders an individual named by the Company Board prior to the Effective Time, which individual shall be a current independent director on the Company Board and shall be subject to the consent of Parent, which consent shall not be unreasonably withheld (the “Company Board Designee”). After the Effective Time and until the 2013 annual meeting of Parent’s stockholders, the Company Board Designee shall be entitled to attend all meetings of the Parent Board in a nonvoting observer capacity and receive copies of all materials provided to the Parent Board, at the same time and in the same manner that Parent provides to the members of the Parent Board; provided that the Company Board Designee executes Parent’s standard form of observer rights letter which shall contain customary limitations on the Company Board Designee’s participation in certain highly confidential and attorney-client privileged Parent Board meetings (or portions thereof).

7.17 Tax-Free Reorganization.

(a) Prior to the Effective Time, each of Parent and the Company shall use its reasonable best efforts to cause the Mergers to qualify as a 368 Reorganization, and shall not take any action reasonably likely to cause the Mergers not so to qualify. Parent shall not take, or cause the Initial Surviving Company, the Sister Subsidiary or the Final Surviving Entity to take, any action after the Effective Time reasonably likely to cause the Mergers not to qualify as a 368 Reorganization.

(b) Parent and the Company shall cooperate with each other and use reasonable commercial efforts to obtain the opinion of Ropes & Gray LLP, counsel to the Company, and the opinion of Wilson Sonsini Goodrich & Rosati, P.C., counsel to Parent (each such counsel, “Tax Counsel”), to the effect that the Mergers will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and that the Company, Parent, Merger Sub, Initial Surviving Corporation, the Sister Subsidiary and the Final Surviving Entity will each be a party to that reorganization within the meaning of Section 368(b) of the Code. It is agreed that Parent, Merger Sub, the Initial Surviving Company, the Final Surviving Entity and the Company shall each provide reasonable cooperation to each Tax Counsel in rendering their opinions pursuant to this Section 7.17(b), including the execution and the delivery of customary representations of officers of Parent, Merger Sub, the Initial Surviving Company, the Final Surviving Entity and the Company, reasonably satisfactory in form and substance to each Tax Counsel, and upon which such counsel shall be entitled to rely. For the avoidance of doubt, it shall not be a condition to any party’s obligation to consummate the transactions contemplated by this Agreement that any tax opinion referred to in this Section 7.17(b) has been obtained by either the Company or Parent.

ARTICLE VIII

CONDITIONS

8.1 Conditions to Each Party’s Obligation to Effect the Merger.

The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:

(a) Company Requisite Vote. The Company Requisite Vote shall have been obtained.

(b) HSR. The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been earlier terminated.

(c) Injunction. No court or Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, Law, ordinance, rule, regulation, judgment, decree, injunction or other order that is in effect and enjoins or otherwise prohibits consummation of the Merger and the transactions contemplated hereby (collectively, an “Order”).

(d) S-4 Registration Statement. The S-4 Registration Statement shall have been declared effective by the SEC and no stop order suspending the effectiveness of the S-4 Registration Statement shall be in effect and no proceedings for such purpose shall be pending before or threatened by the SEC.

8.2 Conditions to Obligations of Parent, Merger Sub and Sister Subsidiary.

The obligations of Parent, Merger Sub and Sister Subsidiary to effect the Merger are also subject to the satisfaction or waiver by Parent at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company set forth in this Agreement (other than the first and fourth sentences of Section 5.1(b) and Sections 5.1(c), 5.1(n), 5.1(w) and 5.1(aa)) shall be true and correct on the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent any such representation or warranty expressly speaks as of an earlier date, which representations and warranties shall be true and correct as of such date in the same manner as specified above), except for failures to be true and correct that individually or in the aggregate would not reasonably be likely to have a Company Material Adverse Effect; provided that for purposes of determining whether the condition in this Section 8.2(a) is satisfied, references to “Company Material Adverse Effect” and any other materiality qualification contained in such representations and warranties shall be ignored. The representations and warranties of the Company in the first and fourth sentences of Section 5.1(b) shall be true and correct within 100,000 shares of Company Common Stock as of the Closing Date as though made on and as of the Closing Date. The representations and warranties of the Company in Sections 5.1(c), 5.1(n), 5.1(w) and 5.1(aa) shall be true and correct in all material respects on the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date. Parent shall have received a certificate to such effect signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects at or prior to the Closing Date all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate to such effect signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company.

(c) No Company Material Adverse Effect. Since the date hereof, a Company Material Adverse Effect shall not have occurred and no fact, event, circumstance, change or other event shall have occurred that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

(d) Legal Action. No proceeding shall have been instituted or threatened against the Company or Parent or any of their respective Affiliates by a Governmental Entity which challenges the Merger, or which, in the reasonable judgment of Parent, may (i) make the Merger illegal, (ii) require Parent or Merger Sub to divest any portion of the business of Parent, any Parent Subsidiary, the Company or any Company Subsidiary, (iii) impose any limitation on the ability of Parent or Merger Sub effectively to exercise full rights of ownership with respect to the assets and properties of the Company and Company Subsidiaries or (iv) otherwise delay, prohibit or restrict consummation of the Merger or impair the contemplated benefits to Parent or to Merger Sub of any transaction contemplated by this Agreement.

8.3 Conditions to Obligation of the Company.

The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement (other than the first sentence of each of Sections 5.2(b)(i) and 5.2(b)(ii)) shall be true and correct on the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent any such representation or warranty expressly speaks as of an earlier date, which representations and warranties shall be true and correct as of such date in the same manner as specified above), except for failures to be true and correct that individually or in the aggregate would not reasonably be likely to have a Parent Material Adverse Effect; provided that for purposes of determining whether the condition in this Section 8.3(a) is satisfied, references to “Parent

Material Adverse Effect” and any other materiality qualification contained in such representations and warranties shall be ignored. The representations and warranties of Parent in the first sentence of each of Sections 5.2(b)(i) and 5.2(b)(ii) shall be true and correct within 100,000 shares of Parent Company Common Stock on the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date. The Company shall have received a certificate to such effect signed on behalf of Parent by an executive officer of Parent.

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate to such effect signed on behalf of Parent by an executive officer of Parent.

(c) No Parent Material Adverse Effect. Since the date hereof, a Parent Material Adverse Effect shall have not occurred and no fact, event, circumstance, change or other event shall have occurred that, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect.

(d) CVR Agreement. The CVR Agreement shall have been duly executed and delivered by Parent and the Trustee and be in full force and effect.

(e) Stock Exchange Listing. The Parent Common Stock to be issued in connection with the Merger shall have been approved for quotation on The NASDAQ Global Select Market, subject to official notice of issuance. The CVRs to be issued in connection with the Merger shall have been approved for quotation on The NASDAQ Global Select Market or The NASDAQ Global Market, subject to official notice of issuance.

ARTICLE IX

TERMINATION

9.1 Termination by Mutual Consent.

This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by mutual written consent of the Company and Parent by action of their respective boards of directors.

9.2 Termination by Either Parent or the Company.

This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the board of directors of either Parent or the Company if:

(a) the Merger shall not have been consummated by May 15, 2013 (the “Outside Date”); provided that the right to terminate this Agreement pursuant to this clause (a) shall not be available to any party that has breached in any material respect its obligations under this Agreement in any manner that shall have proximately caused the occurrence of the failure of the Merger to be consummated;

(b) the Company Requisite Vote shall not have been obtained at the Company Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof at which the applicable vote is taken; or

(c) any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable; provided that the right to terminate this Agreement pursuant to this clause (c) shall not be available to any party that breached in any material respect its obligations under this Agreement in any manner that shall have proximately resulted in the issuance or imposition of such Order.

9.3 Termination by Parent.

This Agreement may be terminated and the Merger may be abandoned by action of Parent Board at any time prior to the Effective Time if:

(a) (i) the Company Board has failed to make, withdrawn, modified or amended, in a manner adverse to Parent, or publicly proposed to withdraw, modify or amend, in a manner adverse to Parent, the Company Board Recommendation; (ii) the Company Board has approved, endorsed or recommended any Acquisition Proposal; (iii) the Company Board has approved, endorsed, recommended, permitted or not prevented the Company or any of its Subsidiaries to enter into, a merger agreement, acquisition agreement, purchase agreement or other similar agreement relating to an Acquisition Proposal (an “Alternative Acquisition Agreement”) or a letter of intent, an agreement in principle or an option agreement relating to an Acquisition Proposal; (iv) the Company Board, upon request from Parent or Merger Sub, has failed to expressly publicly reaffirm within two (2) Business Days of such request (or in the event that the Company Stockholders Meeting is scheduled to occur within such two (2)-Business Day period, prior to such meeting), the Company Board Recommendation; provided, that (A) prior to the time of such request, (x) the Company shall have received an Acquisition Proposal or public disclosure of a potential Acquisition Proposal has occurred (or has become publicly known), or (y) facts, events, changes, developments or circumstances related to the potential FDA Approval of Augment (including any communications with the FDA related to the application for FDA Approval of Augment) have been publicly disclosed (or become publicly known) (an “FDA Development”), and (B) the Company Board shall not be required to make any such reaffirmation more than twice with respect to any Acquisition Proposal or any FDA Development; (v) a tender or exchange offer for the Company’s securities has commenced and the Company or the Company Board has failed to send to the Company’s stockholders, within ten (10) Business Days after the commencement of any such tender or exchange offer, a statement that the Company and the Company Board recommend that the Company’s stockholders reject, and do not tender their shares of Company Common Stock in, such tender or exchange offer; or (vi) the Company or any of its Subsidiaries or Affiliates or the Company Board has publicly announced the Company’s intention to do any of the foregoing; provided that Parent must terminate this Agreement within twenty (20) days of the first to occur of the foregoing events;

(b) the Company has materially and intentionally breached its obligations under Section 7.2;

(c) there has been a breach by the Company of any representation, warranty, covenant or agreement contained in this Agreement (except the covenants and agreements in Section 7.2), such that a condition in Section 8.2(a) or Section 8.2(b), as the case may be, would not be satisfied and that is not curable or, if curable by the Company, is not cured by the Company by the earlier of (i) twenty (20) days after written notice of such breach is given by Parent to the Company or (ii) the Outside Date;

(d) if there has been a Company Material Adverse Effect and such Company Material Adverse Effect is not curable or, if curable, is not cured within twenty (20) days after written notice is given by Parent to the Company stating its intention to terminate pursuant to this Section 9.3(d) and the basis for such termination; or

(e) an Adverse FDA Event has occurred.

9.4 Termination by the Company.

This Agreement may be terminated and the Merger may be abandoned by action of the Company Board at any time prior to the Effective Time:

(a) if there has been a breach by Parent or Merger Sub of any representation, warranty, covenant or agreement contained in this Agreement such that the condition in Section 8.2(a) or 8.2(b), as the case may be, would not be satisfied and that is not curable or, if curable, is not cured by the earlier of (A) twenty (20) days after written notice of such breach is given by the Company to Parent or (B) the Outside Date;

(b) pursuant to and in accordance with Section 7.2(d) if the Company simultaneously with such termination enters into an Alternative Acquisition Agreement; provided further that the Company shall not terminate this Agreement pursuant to this Section 9.4(b), and any purported termination pursuant to this Section 9.4(b) shall be void and of no force or effect, unless, in advance of, or concurrently with, such termination, the Company pays the Company Termination Fee in the manner provided for in Section 9.5(b); or

(c) if there has been a Parent Material Adverse Effect and such Parent Material Adverse Effect is not curable or, if curable, is not cured within twenty (20) days after written notice is given by the Company to Parent stating its intention to terminate pursuant to this Section 9.4(c) and the basis for such termination.

9.5 Effect of Termination and Abandonment.

(a) In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article IX, written notice thereof shall be given to the other party or parties, specifying the provision hereof pursuant to which such termination is made and this Agreement (other than as set forth in Section 10.1) shall become void and of no effect with no liability on the part of any party hereto (or of any of its directors, officers, employees, Affiliates, agents, legal and financial advisor or other representatives); provided, however, that no such termination shall relieve any party hereto of any liability or damages resulting from any breach of this Agreement by such party prior to such termination or any fraud, willful misconduct or intentional misrepresentation on the part of such party.

(b) The Company shall pay to Parent a termination fee in an amount in cash equal to $8,255,000 (the “Company Termination Fee”):

(i) if this Agreement is terminated by Parent pursuant to Sections 9.3(a) or 9.3(b), in which event payment of the Company Termination Fee will be made within two (2) Business Days after such termination;

(ii) if this Agreement is terminated by Parent or the Company pursuant to Section 9.2(b) and (A) prior to the time of such termination, an Acquisition Proposal had been made, and (B) within twelve (12) months after the date of such termination the Company enters into a definitive agreement with respect to, or consummates, a transaction contemplated by any Acquisition Proposal (provided, that, for purposes of this clause (B) only, references in the definition of Acquisition Proposal to the figure “20%” shall be deemed to be replaced by “50%”), in which event payment of the Company Termination Fee will be made on or prior to the date on which the Company enters into such definitive agreement or such consummation, as applicable; and

(iii) if this Agreement is terminated by the Company pursuant to Section 9.4(b), in which event payment of the Company Termination Fee will be made in advance of, or concurrently with, and as a condition to such termination.

(c) Parent shall pay to the Company a termination fee in an amount equal to $30,000,000 (the “Parent Termination Fee”) in the event that this Agreement is terminated by Parent for an Adverse FDA Event pursuant to Section 9.3(e), in which event payment of the Parent Termination Fee will be made concurrently with and as a condition to such termination.

(d) Any payment of the Company Termination Fee shall be made by wire transfer of immediately available funds to an account designated in writing by Parent to the Company and any payment of the Parent Termination Fee shall be made by wire transfer of immediately available funds to an account designated in writing by the Company to Parent.

(e) The parties hereto agree that they have computed, estimated and agreed upon the Company Termination Fee and the Parent Termination Fee as attempts to make reasonable forecasts of probable actual loss because of the difficulty of estimating with exactness the damages which will result and that any amounts payable as a termination fee pursuant to this Section 9.5 are reasonable and do not constitute a penalty. The parties acknowledge that the agreements contained in this Section 9.5 are an integral part of the transactions contemplated by this Agreement, and that, without such agreements Parent and the Company would not have entered into this Agreement; accordingly, if either party fails to timely pay any amounts due by it pursuant to this Section 9.5, such party shall pay to the other party its reasonable costs and expenses (including its reasonable attorneys’ fees and disbursements) incurred in connection with such party’s enforcement of its rights hereunder, together with interest from the date such payment was due on the amounts owed at the prime rate in effect from time to time and quoted in The Wall Street Journal during such period.

(f) If Parent is paid the Company Termination Fee, such fee will be the sole and exclusive remedy of Parent in respect of any breach of, or inaccuracy contained in, the Company’s covenants, agreements, representations or warranties in this Agreement. If the Company is paid the Parent Termination Fee following a valid termination of the Agreement pursuant to Section 9.5(c), then such fees will the sole and excusive remedy of the Company in respect of any breach of, or inaccuracy contained in, Parent’s covenants, agreements, representations or warranties in this Agreement.

ARTICLE X

MISCELLANEOUS AND GENERAL

10.1 Survival.

This Article X and the agreements of the Company, Parent and Merger Sub contained in Section 7.09 (Stock Exchange Delisting; Deregistration of Stock), Section 7.11 (Employee Benefits Matters), Section 7.12 (Indemnification; Directors’ and Officers’ Insurance) and Section 7.13 (Expenses) and those other covenants and agreements contained herein that by their terms apply, or that are to be performed in whole or in part, after the Effective Time shall survive the consummation of the Mergers. This Article X, the agreements of the Company, Parent and Merger Sub contained in Section 7.13 (Expenses), Section 9.5 (Effect of Termination and Abandonment) and the Confidentiality Agreement shall survive the termination of this Agreement. All other representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of the Mergers or the termination of this Agreement.

10.2 Modification or Amendment.

At any time prior to the Effective Time, this Agreement may be amended or modified only by a written agreement duly executed and delivered by Parent and the Company; provided, however, that, after approval of this Agreement and the Merger by the stockholders of the Company pursuant to the DGCL, no amendment may be made hereto that by Law or in accordance with the rules of the relevant stock exchange requires further approval by such stockholders without such further approval.

10.3 Waiver of Conditions.

The conditions to each of the parties’ obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable Law. The failure or delay of any party to assert any of its rights hereunder shall not constitute a waiver of such rights.

10.4 Counterparts.

This Agreement may be executed by the parties hereto in one or more counterparts or duplicate originals, each of which when so executed and delivered shall be deemed an original, but all of which together shall constitute one and the same instrument, and all signatures need not appear on any one counterpart. Any facsimile copies hereof or signature hereon shall, for all purposes, be deemed originals. The exchange of a fully executed Agreement (in counterpart or otherwise) by electronic transmission in PDF format or by facsimile shall be sufficient to bind the parties.

10.5 Governing Law and Venue.

(a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, applicable to contracts executed in and to be performed entirely within that State and without giving effect to principles of conflicts of laws that would require the application of the law of any jurisdiction other than the State of Delaware.

(b) All actions and proceedings arising out of or relating to this Agreement shall be heard and determined in the Chancery Court of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware) and the parties hereto hereby irrevocably submit to the exclusive jurisdiction and venue of such courts in any such action or proceeding and irrevocably waive the defense of an inconvenient forum to the maintenance of any such action or proceeding. The consents to jurisdiction and venue set forth in this Section 10.5(b) shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the parties hereto. The parties hereto agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law; provided, however, that nothing in the foregoing shall restrict any party’s rights to seek any post-judgment relief regarding, or any appeal from, such final trial court judgment. Each party agrees that service of process on such party as provided in Section 10.8 shall be deemed effective service of process on such party (but shall not be the exclusive means by which process may be served).

10.6 Specific Enforcement.

The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. Subject to the following sentence, the parties acknowledge and agree that the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled under this Agreement. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other parties have an adequate remedy at law. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 10.6 shall not be required to provide any bond or other security in connection with any such order or injunction.

10.7 WAIVER OF JURY TRIAL.

EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES HERETO ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

10.8 Notices.

Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, or by facsimile (upon receipt of electronic or telephonic confirmation of successful transmission):if to Parent, Merger Sub or Sister Subsidiary,

Wright Medical Group, Inc.

5677 Airline Road

Arlington, Tennessee 38002

Attention: Robert J. Palmisano, President and Chief Executive Officer

Facsimile: (901) 867-4398

with a copy to:

Wright Medical Group, Inc.

5677 Airline Road

Arlington, Tennessee 38002

Attention: James A. Lightman, Senior Vice President, General Counsel and Secretary

Facsimile: (901) 867-4398

with copies (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati

Professional Corporation

12235 El Camino Real

San Diego, California 92103-3002

Attention: Martin J. Waters, Esq.

Telecopy No.: (858) 350-2399

and:

Wilson Sonsini Goodrich & Rosati

Professional Corporation

One Market Street

Spear Tower, Suite 3300

San Francisco, California 94105-1126

Attention: Robert T. Ishii, Esq.

Telecopy No.: (415) 947-2099

if to the Company,

BioMimetic Therapeutics, Inc.

389 Nichol Mill Lane

Franklin, TN 37067

Attention: Dr. Samuel E. Lynch, President and Chief Executive Officer

Facsimile: (615) 844-1281

with a copy (which shall not constitute notice) to

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199

Attention: Paul Kinsella

Telecopy No.: (617) 235-0822

or to such other Persons or addresses as may be designated in writing by the party to receive such notice as provided above. Notice so given shall be deemed to be given (w) in the case of notice so given by mail, when received, (x) in the case of notice so given by overnight carrier, on the next Business Day following deposit with a nationally recognized overnight courier, (y) in the case of notice so given by facsimile, on the date of actual transmission if transmitted by 5:00 p.m. Central time or, if transmitted after such time, on the next succeeding day, or (z) in the case of personal delivery, when delivered.

10.9 Entire Agreement; NO OTHER REPRESENTATIONS.

This Agreement (including any exhibits hereto), the Company Disclosure Letter, the Parent Disclosure Letter and the Confidentiality Agreement between Wright Technology, Inc. and the Company dated October 1, 2010, as amended as of September 26, 2012, and the

Confidentiality Agreement between Wright Technology, Inc. and the Company dated November 2, 2010 (together, and as each may be amended from time to time, the “Confidentiality Agreement”), constitute the entire agreement by and among the parties hereto, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof. EACH PARTY HERETO AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, NEITHER PARENT, MERGER SUB NOR THE COMPANY MAKES ANY OTHER REPRESENTATIONS OR WARRANTIES, AND EACH HEREBY DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES MADE BY ITSELF OR ANY OF ITS RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES, AFFILIATES, AGENTS, FINANCIAL AND LEGAL ADVISORS OR OTHER REPRESENTATIVES, WITH RESPECT TO THE EXECUTION AND DELIVERY OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE OTHER OR THE OTHER’S REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING.

10.10 No Third-Party Beneficiaries.

Other than with respect to (i) the rights of the holders of Company Common Stock to receive the Merger Consideration and (ii) the matters set forth in Section 7.12 (Indemnification; Directors’ and Officers’ Insurance), this Agreement (and each document and instrument referred to in this Agreement) is not intended to confer, and do not confer, upon any Person other than the parties hereto any rights or remedies hereunder. The rights of third-party beneficiaries under Section 7.12 shall not arise unless and until the Effective Time.

10.11 Obligations of Parent and of the Company.

Except as otherwise specifically provided herein, whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Final Surviving Entity to cause such Subsidiary to take such action.

10.12 Severability.

The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, insofar as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

10.13 Disclosure Letters.

Any information disclosed in any section of the Company Disclosure Letter or the Parent Disclosure Letter shall be deemed to be disclosed on any other section of the Company Disclosure Letter or the Parent Disclosure Letter, respectively, where it is reasonably apparent that the disclosure contained in such section of the Company Disclosure Letter or the Parent Disclosure Letter is relevant to such other sections. The Company Disclosure Letter and the Parent Disclosure Letter, respectively, and the information and disclosures contained therein are intended only to qualify and limit the representations, warranties and covenants of the Company or Parent and Merger Sub, as the case may be, contained in this Agreement and shall not be deemed to expand in any way the scope or effect of any of such representations, warranties or covenants. No reference to or disclosure of any item or other matter in the Company Disclosure Letter or the Parent Disclosure Letter shall be construed to establish a standard of materiality. No reference to or disclosure of any item or other matter in the Company Disclosure Letter or Parent Disclosure Letter shall be construed as an admission or indication that (i) such item is required to be referred to or disclosed in the Company Disclosure Letter or Parent Disclosure Letter or (ii) any breach of any applicable Law or any Contract exists or has actually occurred.

10.14 Interpretation.

(a) When a reference is made in this Agreement to an Article, a Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted assigns and successors.

(b) The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this

Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

10.15 Assignment.

This Agreement shall not be assignable without the prior written consent of the other party; provided, however; that each of Parent and Merger Sub may (in its sole discretion), without the consent of any other party hereto, assign (in whole or in part and whether by merger, operation of law or otherwise) this Agreement and its rights and obligations hereunder to one or more of its Affiliates; provided, further, that, in the event of any such assignment pursuant to the immediately preceding proviso, Parent or Merger Sub (as the case may be) shall remain fully liable for, and shall not be released from, any of its obligations under this Agreement. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 10.15 shall be null and void.

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IN WITNESS WHEREOF, this Agreement has been duly executed, acknowledged and delivered by the duly authorized officers of the parties hereto as of the date first written above.

BioMimetic Therapeutics, Inc.

By:	/s/ Samuel E. Lynch
Name:	Samuel E. Lynch
Title:	President and CEO

Wright Medical Group, Inc.

By:	/s/ Robert. J. Palmisano
Name:	Robert J. Palmisano
Title:	President and Chief Executive Officer

Achilles Merger Subsidiary, Inc.

By:	/s/ James A. Lightman
Name:	James A. Lightman
Title:	Secretary

Achilles Acquisition Subsidiary, LLC

By:	/s/ James A. Lightman
Name:	James A. Lightman
Title:	Secretary